UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 17, 2005
BHP Billiton Limited

(Translation of registrant’s name into English)
180 Lonsdale Street Melbourne VIC 3000 Australia

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 17 October 2005	By:	Karen Wood

	Name:	Karen Wood
	Title:	Company Secretary

Notes to Financial Statements		Page
1	Statement of accounting policies	6
2	Significant items	15
3	Acquired operations	17
4	Revenue from ordinary activities	20
5	Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	20
6	Depreciation and amortisation	20
7	Borrowing costs	21
8	Other profit and loss items	21
9	Income tax	22
10	Segment results	25
11	Dividends	26
12	Earnings per share	27
13	Receivables (current)	27
14	Other financial assets (current)	27
15	Inventories (current)	28
16	Other assets (current)	28
17	Receivables (non-current)	28
18	Investments accounted for using the equity method	29
19	Other financial assets (non-current)	30
20	Inventories (non-current)	30
21	Property, plant and equipment	30
22	Intangible assets	32
23	Other assets (non-current)	32
24	Payables (current)	32
25	Interest bearing liabilities (current)	32
26	Other provisions and liabilities (current)	33
27	Payables (non-current)	33
28	Interest bearing liabilities (non-current)	33
29	Other provisions and liabilities (non-current)	34
30	Contributed equity and called up share capital	37
31	Employee share ownership plans	38
32	Reserves	43
33	Retained profits	44
34	Outside equity interests	44
35	Total equity	44
36	Notes to the Statement of Cash Flows	45
37	Standby arrangements, unused credit facilities	47
38	Financial instruments	48
39	Contingent liabilities	62
40	Commitments	63
41	Superannuation, pensions and post-retirement medical benefits	65
42	Directors’ and executives’ disclosures	75
43	Major interests in joint venture operations	83
44	Elements relating to all joint venture operations	84
45	Major controlled entities	85
46	Non-Director related parties	87
47	Statement of Financial Position – Australian dollars	88
48	BHP Billiton Limited (single parent entity financial statements)	89
49	Impacts of adopting International Financial Reporting Standards	91
BHP Billiton Limited Financial Statements 2005

Statement of Financial Performance
for the year ended 30 June 2005

		2005	2004
	Notes	US$M(a)	US$M(a)

Revenue from ordinary activities
Operating revenue	4	29 649	22 887
Non-operating revenue	4	1 458	626

	10	31 107	23 513
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	5	20 697	17 084

		10 410	6 429
add
Share of net profit of joint venture and associated entities accounted for using the equity method	10,18	564	223

		10 974	6 652
deduct
Depreciation and amortisation	6	1 994	1 793
Borrowing costs	7	499	490

Profit from ordinary activities before income tax	10	8 481	4 369
deduct
Income tax expense attributable to ordinary activities	9	2 240	870

Net profit		6 241	3 499
deduct
Outside equity interests in net profit of controlled entities		232	96

Net profit attributable to members of the BHP Billiton Group		6 009	3 403

Non-owner transaction changes in equity
Net exchange fluctuations on translation of foreign currency net assets and designated foreign currency interest bearing liabilities net of tax		7	48

Total direct adjustments to equity attributable to members of the BHP Billiton Group		7	48

Total changes in equity other than those resulting from transactions with owners	35	6 016	3 451

Basic earnings per share (US cents)	12	98.1	54.7
Diluted earnings per share (US cents)	12	97.6	54.5

(a)	Financial information for 2005 and 2004 represents the financial performance of the BHP Billiton Group (Refer ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’).
The accompanying notes form part of these financial statements.
BHP Billiton Limited Financial Statements 2005

Statement of Financial Position
as at 30 June 2005

		2005	2004
	Notes	US$M(a)	US$M(a)

Current assets
Cash assets	36	1 418	1 818
Receivables	13	3 490	2 778
Other financial assets	14	212	167
Inventories	15	2 542	1 715
Other assets	16	160	176

Total current assets		7 822	6 654

Non-current assets
Receivables	17	619	748
Investments accounted for using the equity method	18	1 525	1 369
Other financial assets	19	97	123
Inventories	20	103	45
Property, plant and equipment	21	30 347	20 945
Intangible assets	22	513	422
Deferred tax assets	9	660	502
Other assets	23	424	371

Total non-current assets		34 288	24 525

Total assets	10	42 110	31 179

Current liabilities
Payables	24	4 091	2 590
Interest bearing liabilities	25	1 500	1 330
Tax liabilities		842	297
Other provisions and liabilities	26	1 226	810

Total current liabilities		7 659	5 027

Non-current liabilities
Payables	27	162	177
Interest bearing liabilities	28	9 626	5 453
Deferred tax liabilities	9	1 318	1 053
Other provisions and liabilities	29	4 981	4 044

Total non-current liabilities		16 087	10 727

Total liabilities	10	23 746	15 754

Net assets		18 364	15 425

Equity
Contributed equity – BHP Billiton Limited	30	1 611	1 851
Called up share capital – BHP Billiton Plc	30	1 752	1 752
Reserves	32	638	547
Retained profits	33	14 022	10 928

Total BHP Billiton interest		18 023	15 078
Outside equity interests	34	341	347

Total equity	35	18 364	15 425

(a)	Financial information for 2005 and 2004 represents the financial position of the BHP Billiton Group (Refer ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’).
The accompanying notes form part of these financial statements.
BHP Billiton Limited Financial Statements 2005

Statement of Cash Flows
for the year ended 30 June 2005

		2005	2004
	Notes	US$M(a)	US$M(a)

Cash flows related to operating activities
Receipts from customers		30 711	23 372
Payments in the course of operations		(20 083)	(16 806)
Dividends received		292	238
Interest received		79	78
Borrowing costs (includes capitalised interest)		(378)	(370)

Operating cash flows before income tax		10 621	6 512
Income taxes paid		(1 695)	(1 337)

Net operating cash flows	36	8 926	5 175

Cash flows related to investing activities
Purchases of property, plant and equipment		(3 831)	(2 589)
Exploration expenditure (includes capitalised exploration)		(533)	(454)
Purchases of investments and funding of joint ventures		(42)	(35)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash		(6 198)	—

Investing cash outflows		(10 604)	(3 078)
Proceeds from sale of property, plant and equipment		155	157
Proceeds from sale or redemption of investments		227	89
Proceeds from demerger, sale or partial sale of controlled entities, operations, joint venture and associated entities’ Interests, net of their cash		675	179

Net investing cash flows		(9 547)	(2 653)

Cash flows related to financing activities
Proceeds from ordinary share issues		66	76
Proceeds from interest bearing liabilities		5 754	510
Repayment of interest bearing liabilities		(1 975)	(1 336)
Purchase of shares by ESOP trusts		(47)	(25)
Share repurchase scheme – BHP Billiton Limited		(1 792)	—
Dividends paid		(1 404)	(1 501)
Dividends paid to outside equity interests		(238)	(75)
Repayment of finance leases		(22)	(9)

Net financing cash inflows/(outflows)		342	(2 360)

Net (decrease)/increase in cash and cash equivalents		(279)	162
Cash and cash equivalents at beginning of financial year		1 685	1 531
Effect of foreign currency exchange rate changes on cash and cash equivalents		(3)	(8)

Cash and cash equivalents at end of financial year	36	1 403	1 685

(a)	Financial information for 2005 and 2004 represents the cash flows of the BHP Billiton Group (Refer ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’).
The accompanying notes form part of these financial statements.
BHP Billiton Limited Financial Statements 2005

Dual Listed Companies Structure and Basis of Preparation of Financial Statements
Merger terms
On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.
The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:
•	the shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;

•	the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

•	BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

•	dividends and capital distributions made by the two Companies are equalised; and

•	BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.
If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.
The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.
Treatment of the DLC merger for accounting purposes
In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 ‘Financial Reporting by Australian Entities in Dual-Listed Company Arrangements’, and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this annual financial report presents the financial results of the BHP Billiton Group as follows:
•	Results for the years ended 30 June 2005 and 30 June 2004 are of the combined entity including both BHP Billiton Limited and its subsidiaries and BHP Billiton Plc and its subsidiaries;

•	Results are presented in US dollars unless otherwise stated; and

•	Results of the single parent entity, BHP Billiton Limited, are presented in note 48 to the financial statements.
The full single parent entity financial statements of BHP Billiton Limited are available on the Company’s website (www.bhpbilliton.com) and are available to shareholders on request, free of charge.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements
1 Statement of accounting policies
The financial report has been prepared as a general purpose financial report which complies with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.
Basis of accounting
Subject to the exceptions noted in the paragraphs below dealing with valuation of property, plant and equipment, the financial report is drawn up on the basis of historical cost principles.
The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior year.
Principles of consolidation
The financial report of the BHP Billiton Group includes the combination of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group’s interest is less than 100 per cent, the share attributable to outside shareholders is reflected in outside equity interests. The effects of all transactions between entities within the BHP Billiton Group have been eliminated.
Currency of presentation
All amounts are expressed in US dollars unless otherwise stated.
Intangible assets
Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight-line basis over the expected periods of benefit. Goodwill is amortised over its useful life, not exceeding 20 years, and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits.
On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging the amount of the unamortised balance of any goodwill capitalised.
Investments accounted for using the equity method
Investments in joint venture and associated entities are accounted for using the equity method of accounting. Under the equity method, the cost of the investment in joint venture and associated entities is adjusted by the BHP Billiton Group’s proportionate share of the joint venture entity’s net profit or loss.
Joint ventures

Joint venture entities
A joint venture entity is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity.
Joint venture operations
The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the operation itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create a joint venture entity due to the fact that these policies are those of the participants, not a separate entity carrying on a trade or business of its own.
The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint venture operations, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group’s interest in the joint venture operations.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
Foreign currencies
The BHP Billiton Group’s reporting and dominant functional currency is US dollars as this is the principal currency in which BHP Billiton Group companies operate.
Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the Statement of Financial Position date and the gains or losses on retranslation are included in the Statement of Financial Performance, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration and rehabilitation which are capitalised in property, plant and equipment, and foreign exchange gains and losses on foreign exchange currency borrowings designated as a hedge of foreign currency net assets of self-sustaining operations.
Statements of Financial Performance of subsidiaries and joint venture operations which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than significant items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant Statement of Financial Position date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint venture operations, together with differences between their Statements of Financial Performance translated at average and closing rates, are shown as a movement in the exchange fluctuation account. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in the exchange fluctuation account. The balance of the exchange fluctuation account relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.
Sales revenue
Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.
In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.
In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of sales revenue is based on the most recently determined estimate product specifications.
Revenue is not reduced for royalties and other taxes payable from production.
Exploration, evaluation and development expenditure
Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.
In respect of minerals, exploration and evaluation expenditure is predominantly charged to the Statement of Financial Performance as incurred, in limited circumstances such expenditure is capitalised when:
•	it is expected that the expenditure will be recouped by future exploitation or sale; and

•	substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
In respect of petroleum, exploration and evaluation expenditure is accounted for in accordance with the successful efforts method on an area-of-interest basis where:
•	significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

•	administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;

•	all other exploration and evaluation expenditure is charged against the Statement of Financial Performance except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at Statement of Financial Position date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised as property, plant and equipment;

•	exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

•	when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a unit of production basis.
Deferred overburden removal costs
Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the Statement of Financial Position is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the Statement of Financial Position is not made where ore is expected to be evenly distributed.
Costs, which have previously been deferred to the Statement of Financial Position (deferred overburden removal costs), are included in the Statement of Financial Performance on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.
As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an operation for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the operation as a whole.
Research and development expenditure
Expenditure for research is included in the Statement of Financial Performance as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.
Borrowing costs
Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
Property, plant and equipment

Valuation in financial statements
Property, plant and equipment has been recorded at cost.
Recoverable amounts of non-current assets
All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Assets are reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded and the asset written down, based on the amount by which the asset carrying amount exceeds the higher of net realisable value and estimated recoverable amount. Estimated recoverable amount is determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.
Current values of land and buildings
The current value of land is determined mainly by reference to rating authority valuations or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used. The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.
Disposals
Disposals are taken to account in profit/(loss) from ordinary activities. Where they represent the sale or abandonment of a significant business or all of the assets associated with such a business, they are treated as significant items.
Mineral rights
Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.
Mineral leases
The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
Depreciation of property, plant and equipment
The carrying amount of property, plant and equipment (including the original capital expenditure and any subsequent capital expenditure) is depreciated to its estimated residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

•	Buildings	– 25 to 50 years straight-line

•	Freehold land	– not depreciated

•	Plant, machinery and equipment	– 4 to 30 years straight-line

•	Mineral rights	– based on the estimated life of reserves on a units of production basis

•	Exploration, evaluation and development expenditure of minerals assets and other mining assets	– over the life of the proven and probable reserves on a units of production basis

•	Petroleum interests	– over the life of the proved developed oil and gas reserves on a units of production basis

•	Leasehold land and buildings	– over the life of the lease up to a maximum of 50 years

•	Vehicles	– 3 to 5 years straight-line

•	Capitalised leased assets	– up to 50 years or life of lease, whichever is shorter

•	Computer systems	– up to 8 years straight-line
Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.
Leased assets
Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as property, plant and equipment at the estimated present value of the minimum lease payments.
The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.
Operating lease assets are not capitalised and rental payments are generally included in the Statement of Financial Performance on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.
Other financial assets
Non-current other financial assets are stated individually at cost less provision for impairments.
Current other financial assets are recorded at the lower of cost and net realisable value and dividends are included in the Statement of Financial Performance on a receivable basis. Interest is included in the Statement of Financial Performance on an accrual basis. In determining net realisable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.
Inventories
Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
Taxation
Tax-effect accounting is applied in respect of income tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax (non-current liabilities) and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the financial statements of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax or resource rent tax purposes.
Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.
Deferred tax is not recognised on the difference between the carrying amounts and fair value of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised.
Future income tax and capital gains tax benefits in respect of losses incurred by BHP Billiton Group companies together with carried forward resource rent tax benefits are included in the Statement of Financial Performance where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:
(a)	an expectation that legislation will not change in a manner which would adversely affect the ability of the companies concerned to realise the benefits;

(b)	the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c)	the ability of the companies concerned to derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the timing differences are expected to reverse.
Capital gains tax, if applicable, is provided for in establishing period income tax expense when an asset is sold.
Tax consolidation
During the year ended 30 June 2004, the Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government.
As a consequence, and in accordance with Urgent Issues Group Abstract 52, the head entity in each of the tax consolidated groups recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in that group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising from its own transactions, events and balances. Entities within a tax consolidated group enter into a tax sharing agreement and tax contribution agreement with the head entity of each tax consolidated group. Amounts receivable or payable under a tax sharing and contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax contribution agreement are recognised as a component of income tax expense or revenue.
Upon initial implementation, the deferred tax balances in relation to a wholly-owned entity joining each tax consolidated group are measured as if it were a stand alone entity and essentially this method of calculating the contribution requires calculation of the tax as if the entity had not been a member of the tax consolidated group, with one exception. The deferred tax balances relating to assets that have their tax values reset on joining a tax consolidated group are remeasured based on the carrying amount of those assets at a tax consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances are recognised in the consolidated financial statements as income tax expense or revenue.
Provision for employee benefits
Provision is made in the financial statements for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group’s share of receivables and payables, including obligations for funding shortfalls, have been recognised.
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
Employee share awards
The estimated cost of share awards made by the BHP Billiton Group is charged to the Statement of Financial Performance over the period from grant date to the date of expected vesting (where there are no performance hurdles) or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to the Employee Share Awards reserve. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.
Where awards are satisfied by on-market purchases, the cost of acquiring the shares is carried in the Employee Share Awards reserve, and any difference between the cost of awards and the consideration paid to purchase shares on-market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of Employee Share Ownership Plan trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.
Superannuation, pensions and other post-retirement benefits
The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.
For defined benefit schemes, the cost of providing pensions is charged to the Statement of Financial Performance so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. This is consistent with the principles of the UK Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the Statement of Financial Performance in future periods.
Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying employees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the Statement of Financial Performance so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the Statement of Financial Performance is calculated on the basis of premiums payable.
Provision for restoration and rehabilitation
BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites, either during or at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in borrowing costs. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the Statement of Financial Performance on a prospective basis over the remaining life of the operation.
The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforseen events give rise to a loss which is probable and reliably estimable.
The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the Statement of Financial Performance as incurred.
Financial instruments
The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.
When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.
When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.
When a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a)	deferred and included in the measurement of the anticipated transaction when it occurs; or

(b)	included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.
The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction.
Use of estimates
The preparation of the BHP Billiton Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and costs during the period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
Rounding of amounts
Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.
Comparatives
Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures. Amounts owing to joint venture participants of US$196 million at 30 June 2004 were reclassified from current payables to current interest bearing liabilities to better reflect the funding nature of these amounts.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
1 Statement of accounting policies continued
Exchange rates
The following exchange rates against the US dollar have been utilised in these financial statements:

	Average	Average	As at	As at
	2005	2004	30 June 2005	30 June 2004

Australian dollar (a)	0.75	0.71	0.76	0.69
Brazilian real	2.73	2.94	2.36	3.11
Canadian dollar	1.25	1.35	1.23	1.35
Chilean peso	595	634	579	637
Colombian peso	2 454	2 779	2 329	2 699
South African rand	6.21	6.89	6.67	6.27
Euro	0.79	0.84	0.83	0.83
UK pound sterling	0.54	0.58	0.55	0.56

(a)	Displayed as US$ to A$1 based on common convention.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
2 Significant items
Individually significant items (before outside equity interests) included within the BHP Billiton Group’s net profit are detailed below.

	Gross	Tax	Net
Year ended 30 June 2005	US$M	US$M	US$M

Significant items by Category
Sale of equity interest in North West Shelf Project	56	—	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Restructuring provisions	(79)	23	(56)
Provision for termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(134)	104	(30)

Significant items by Customer Sector Group
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(93)	27	(66)
Diamonds and Specialty Products	(6)	1	(5)
Stainless Steel Materials	137	(5)	132
Group and unallocated items	(47)	15	(32)

Total by Customer Sector Group	(134)	104	(30)

Sale of equity interest in North West Shelf Project
During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).
Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).
Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense) in accordance with Australian GAAP. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).
The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$90 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.
Restructuring provisions
The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).
Provision for termination of operations
The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.
Closure plans
As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
2 Significant items continued

	Gross	Tax	Net
Year ended 30 June 2004	US$M	US$M	US$M

Significant items by category
Introduction of tax consolidation regime in Australia	—	267	267
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	—	238	238
Closure plans	(534)	22	(512)

Total by category	(468)	509	41

Significant items by Customer Sector Group
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	513	471

Total by Customer Sector Group	(468)	509	41

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52.
Litigation settlement
In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded a gain of US$66 million, before tax expense of US$18 million.
US and Canadian taxation deductions
During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded a tax benefit of US$238 million.
Closure plans
During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group’s Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle Steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax loss of US$512 million. Refer note 29.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
3 Acquired operations
On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptance for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.
WMC was one of Australia’s leading resource companies. WMC’s major assets are:
•	the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

•	an integrated nickel mining, refining and smelting business with operations in Western Australia;

•	The Queensland Fertilizer Operation (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and

•	the Corridor Sands mineral sands project in Mozambique.
Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue stream for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.
The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.
WMC’s fertiliser operations consists of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc and sulphur-coated products.
WMC’s Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.
BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:
•	WMC’s nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complements BHP Billiton’s existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

•	BHP Billiton now operates two of the world’s four largest copper deposits. BHP Billiton’s track record in developing and operating Escondida, the world’s largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

•	BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton’s existing energy portfolio of oil, gas and coal.

•	BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
3 Acquired operations continued
The following table details the fair value of the net assets acquired:

		Adjustment
		for	Provisional	Provisional
		accounting	fair value	fair value
	Book value	policies	adjustments	value
	US$M	US$M	US$M	US$M

Cash assets	396	—	—	396
Receivables	444	—	(162)	282
Inventories	520	(21)	116	615
Investments accounted for using the equity method	33	—	(8)	25
Property, plant and equipment	4 428	—	2 708	7 136
Other assets	84	—	(1)	83
Current liabilities	(477)	(5)	35	(447)
Non-current liabilities	(1 454)	(42)	452	(1 044)

Net assets acquired	3 974	(68)	3 140	7 046

Goodwill				183

Total cost of acquisition				7 229

Total cost of acquisition satisfied by the following consideration:
Cash paid				6 594
Cash payable				635

				7 229

The book values included in the table above are the Australian dollar values of WMC assets and liabilities acquired converted to US dollars at the acquisition day rate of 0.7556.
Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ended 30 June 2006.
The material provisional fair value adjustments principally relate to:
•	Property, plant and equipment reflecting the fair value of mineral assets, together with revaluation of property, plant and equipment representing replacement cost and estimated remaining useful lives;

•	Investments have been revalued to reflect current market values;

•	An upward revaluation of inventory balances held at Olympic Dam and nickel operations. This is a result of the fair value principles applying where the fair value is broadly defined as selling prices less costs to sell, less a reasonable profit margin for the selling effort of the acquirer. Essentially this results in a ‘sales price’ being applied to value inventory as opposed to the cost recorded in the acquirer’s balance sheet. As a result of this treatment, sales margins have been recognised in advance of the inventory being sold external to the Group. When the inventory on hand at the date of acquisition is subsequently sold external to the Group, effectively no margin will be realised;

•	Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised;

•	Provisions include the recognition of accumulated unfunded pension liabilities; and

•	Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable. Deferred tax balances relating to tax losses have been adjusted where it is not virtually certain that the Group will be able to utilise the losses.
BHP Billion Limited Financial Statements 2005

Notes to Financial Statements continued
3 Acquired operations continued
A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies and relate to:
•	BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.
•	Under BHP Billiton’s accounting policies, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.
At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for WMC by BHP Billiton. The treatment of foreign currencies is detailed in the Accounting Policies section of these financial statements.
Since the acquisition, WMC cash flows have contributed US$16 million to the Group’s net operating cash flows, US$50 million to net investing cash outflows and US$2 million to net financing cash inflows.
The unaudited Summarised Statement of Financial Performance of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for that period prior to acquisition by BHP Billiton were as follows:
Summarised Statement of Financial Performance for the period 1 January 2005 to 3 June 2005

US$M

Revenue from ordinary activities	1 322

Profit from ordinary activities before income tax	394
Income tax expense attributable to ordinary activities	(108)

Net profit	286
Net exchange differences recognised directly to equity	2

Total changes in equity other than those resulting from transactions with owners	288

The amounts included in the table above are the Australian dollar values converted to US dollars at an average rate for the period of A$1 = US$0.7739.
Statement of Financial Performance for the year ended 31 December 2004
For the year ended 31 December 2004, WMC reported an audited post-tax profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for the financial year to 31 December 2004.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
4 Revenue from ordinary activities

	2005	2004
	US$M	US$M

Operating revenue
Sale of goods (a)	28 805	22 123
Rendering of services	844	764

Total operating revenue	29 649	22 887

Non-operating revenue
Interest income	99	73
Discounting on assets	8	5
Exchange differences on cash assets	9	5

Interest revenue	116	83
Dividend income	37	35
Proceeds from sales of non-current assets	472	277
Proceeds from sales of operations	563	—
Other income	270	231

Total non-operating revenue	1 458	626

(a)	Cost of goods sold for the BHP Billiton Group was US$17 012 million (2004: US$14 279 million).
5 Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs

	2005	2004
	US$M	US$M

Changes in inventories of finished goods and work in progress	(232)	(184)
Raw materials and consumables used	4 015	3 116
External services (including transportation)	4 802	3 450
Third party commodity purchases	6 329	5 837
Employee benefits expense (a)	2 652	2 177
Net book value of non-current assets sold	304	176
Diminution in value of non-current assets	16	116
Net book value of operations sold	287	—
Resource rent taxes	498	432
Rental expense in respect of operating leases (b)	232	172
Government royalties paid and payable (c)	629	421
Royalties other	87	36
Other	1 078	1 335

Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	20 697	17 084

(a)	Includes US$122 million (2004: US$96 million) for employee share awards.

(b)	Represents minimum lease payments.

(c)	Includes amounts paid or payable to Australian governments of US$446 million (2004: US$262 million) and to other governments of US$183 million (2004: US$159 million).
6 Depreciation and amortisation

	2005	2004
	US$M	US$M

Depreciation relates to
Buildings	135	122
Plant, machinery and equipment	1 417	1 299
Mineral rights and other mineral assets	266	188
Exploration, evaluation and development expenditure	128	131
Capitalised leased assets	4	9

Total depreciation	1 950	1 749

Amortisation relates to
Goodwill	44	44

Total amortisation	44	44

Total depreciation and amortisation	1 994	1 793

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
7 Borrowing costs

	2005	2004
	US$M	US$M

Borrowing costs paid or due and payable
On interest bearing liabilities	379	365
On finance leases	6	2

Total borrowing costs	385	367
deduct
Amounts capitalised (a)	85	97

	300	270
add
Discounting on provisions and other liabilities	175	111
Exchange differences on Group borrowings (b)	24	109

Borrowing costs charged against net profit from ordinary activities	499	490

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group’s interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent).

(b)	Exchange differences primarily represent the effect on borrowings of the movement in the South African rand against the US dollar.
8 Other profit and loss items

	2005	2004
	US$M	US$M

Net profit before tax from ordinary activities is after crediting the following items:
Profits from sales of
Investments	43	6
Property, plant and equipment	130	98
Operations	276	—
Net movement in the doubtful debts provision in respect of
Trade receivables	—	1
Sundry receivables	2	5
Reversals of impairment losses	—	95
Net profit before tax from ordinary activities is after charging the following items:
Losses from sales of
Property, plant and equipment	5	3
Diminution in value of
Investments	—	3
Property, plant and equipment (excluding depreciation)	14	61
Exploration, evaluation and development expenditures
Incurred and expensed in current period	351	284
Previously capitalised, written off as unsuccessful or abandoned	2	52
Net foreign exchange loss
Borrowings	24	109
Other	103	65
Bad debts written off in respect of
Sundry receivables	1	1
Research and development costs before crediting related grants	33	19
Material transfers to/(from) provision for
Resource rent tax	34	30
Employee benefits	408	391
Restoration and rehabilitation	331	791
Restructuring	283	(29)
Post-retirement benefits	48	62

Remuneration of auditors
Audit fees payable by the BHP Billiton Group to:
Auditors of the BHP Billiton Group (a)
KPMG	10.087	7.751
PricewaterhouseCoopers	0.577	0.537

Total audit fees	10.664	8.288

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
8 Other profit and loss items continued

	2005	2004
	US$M	US$M

Fees payable by the BHP Billiton Group to auditors for other services
Auditors of the BHP Billiton Group
Audit related services (b)
KPMG	1.141	0.354
Taxation services (c)
KPMG	1.500	1.525
Other services (d)
KPMG	0.110	0.313
PricewaterhouseCoopers	1.457	0.418

Total other services	4.208	2.610

Total fees	14.872	10.898

(a)	During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.

(b)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.328 million (2004: US$0.252 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

(c)	Mainly includes tax compliance services and employee expatriate taxation services.

(d)	Mainly includes certifications and non-financial audits.
9 Income tax

	2005	2004
	US$M	US$M

Income tax expense
Prima facie tax calculated at 30 per cent on profit from ordinary activities	2 544	1 311
add/(deduct) tax-effect of permanent differences:
Investment and development allowance	(153)	(83)
Amounts under/(over) provided in prior years	60	(14)
Recognition of prior year tax losses and tax credits	(84)	(316)
Non-deductible accounting depreciation and amortisation	75	68
Non-deductible dividends on redeemable preference shares	9	8
Non tax-effected operating losses	84	222
Tax rate differential on non-Australian income	10	(49)
Non tax-effected capital gains	(70)	(5)
Foreign expenditure including exploration not presently deductible	7	5
South African secondary tax on companies	32	—
Foreign exchange losses on current and deferred tax balances	37	76
Other foreign exchange gains and translation adjustments	(156)	(26)
Tax rate changes	(17)	13
Introduction of Australian tax consolidation regime	—	(267)
Other	(138)	(73)

Income tax expense attributable to ordinary activities	2 240	870

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
9 Income tax continued

	2005	2004
	US$M	US$M

Deferred tax assets (non-current)
Deferred tax assets at year end comprises:
Depreciation	(132)	(172)
Exploration expenditure	70	80
Provisions
Employee benefits	27	34
Restoration and rehabilitation	25	42
Other	37	39
Deferred income	21	23
Foreign exchange (gains)/losses	(1)	5
Foreign tax credits	342	179
Deferred charges	(131)	(178)
Profit in inventory elimination	42	18
Tax-effected losses	300	380
Other	60	52

Total deferred tax assets	660	502

	2005	2004
	US$M	US$M

Deferred tax liabilities (non-current)
Provision for deferred income tax at year end comprises:
Depreciation	2 031	1 629
Exploration expenditure	(51)	(5)
Provisions
Employee benefits	(159)	(98)
Restoration and rehabilitation	(476)	(329)
Resource rent tax	(122)	(111)
Other	(8)	55
Deferred income	(79)	(89)
Deferred charges	270	136
Foreign exchange losses	(203)	(181)
Tax-effected losses	(67)	(46)
Other	174	82

Total provision for deferred income tax	1 310	1 043

Non-current provision for income tax	8	10

Total deferred tax liabilities	1 318	1 053

Factors that may affect future tax charges
The BHP Billiton Group operates in many countries across the world, each with separate taxation authorities which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position, though such adjustments may be significant to any individual year’s Statement of Financial Performance.
Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of approximately 37 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.
The BHP Billiton Group’s subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments in future years is dependent upon future movements in exchange rates relative to the US dollar.
As at 30 June 2005, the BHP Billiton Group has not recognised a potential tax expense of US$516 million (2004: US$255 million; 2003: US$240 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. The tax expense will be recognised when such gains and losses are realised for tax purposes.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
9 Income tax continued
In June 2005, the Australian Taxation Office (ATO) issued assessments against BHP Billiton subsidiary BHP Billiton Finance Ltd in respect of the 2000, 2001 and 2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million. In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.
Objections are being lodged against all assessments. As at 30 June 2005 the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax). An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.
The Group has taken legal advice and remains confident of its position and intends to vigorously defend the claims.
Tax losses and timing differences
At 30 June 2005, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$3 591 million (2004:
US$2 535 million), and gross timing differences of US$2 025 million (2004: US$1 586 million) which have not been tax effected. The Group recognises tax losses to the extent that it expects to earn virtually certain future profits that can absorb those losses.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
10 Segment results
The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):
•	Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);

•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);

•	Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);

•	Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);

•	Diamonds and Specialty Products (EKATI diamond mine, titanium operations, fertilisers, exploration and technology activities);

•	Energy Coal (exploration for and mining, processing and marketing of steaming coal); and

•	Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).
Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.
Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments.
It is the Group’s policy that inter-segment sales are made on a commercial basis.
Industry segment information

			Share of							Carrying
		Inter-	net profit of	Profit				Other		value of
	External	segment	equity	before	Gross	Gross	Depreciation	non-	Capital	equity
	Revenue	revenue	accounted	tax	segment	segment	and	cash	Expenditure	accounted
US$ million	(a)	(a)	investments	(b)(c)	assets	liabilities	amortisation	items	(d)	investments

Year ended 30 June 2005
Petroleum	6 175	62	—	2 014	6 563	2 241	616	6	946	112
Aluminium	5 324	5	—	939	6 244	790	264	—	280	—
Base Metals	4 609	—	194	1 834	9 127	1 759	266	31	661	390
Carbon Steel Materials	7 330	27	148	2 346	5 297	1 973	304	265	1 065	336
Diamonds and Specialty Products	765	20	80	278	1 738	265	176	3	239	138
Energy Coal	3 054	—	141	310	2 889	1 482	197	99	169	549
Stainless Steel Materials	2 712	—	1	814	5 194	630	148	4	444	—
Group and unallocated items (e)	1 022	—	—	329	5 058	14 606	23	163	27	—

	30 991	114	564	8 864	42 110	23 746	1 994	571	3 831	1 525
Net unallocated interest	116			(383)				182

BHP Billiton Group	31 107	114	564	8 481	42 110	23 746	1 994	753	3 831	1 525

Year ended 30 June 2004
Petroleum	5 681	50	—	1 450	6 099	2 121	587	(55)	927	98
Aluminium	4 440	—	—	742	6 060	643	246	—	272	—
Base Metals	3 001	—	45	570	4 024	1 421	255	482	215	212
Carbon Steel Materials	4 640	7	78	1 030	4 145	1 249	230	2	662	286
Diamonds and Specialty Products	698	22	19	302	1 222	234	125	29	188	250
Energy Coal	2 351	—	85	101	2 499	1 015	207	67	141	519
Stainless Steel Materials	1 779	—	—	551	2 093	346	108	14	151	4
Group and unallocated items (e)	840	—	(4)	30	5 037	8 725	35	141	33	—

	23 430	79	223	4 776	31 179	15 754	1 793	680	2 589	1 369
Net unallocated interest	83			(407)				210

BHP Billiton Group	23 513	79	223	4 369	31 179	15 754	1 793	890	2 589	1 369

(a)	Total segment revenue equals external revenue plus inter-segment revenue.

(b)	Before outside equity interests.

(c)	Excludes income tax expense for BHP Billiton Group of US$2 240 million (2004: US$870 million), which results in a net profit after income tax expense of US$6 241 million (2004: US$3 499 million).

(d)	Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

(e)	Includes consolidation adjustments.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
10 Segment results continued
Geographical segment information

	External
	revenue	Gross
	by location	segment	Capital
US$ million	of customer (a)	assets	expenditure

Year ended 30 June 2005
Australia	3 115	20 580	1 877
North America	2 174	3 368	894
Europe	10 374	3 080	55
South America	1 155	5 682	745
Southern Africa	1 820	5 175	225
Japan	3 620	—	—
South Korea	1 876	—	—
China	3 628	—	—
Other Asia	2 100	—	—
Rest of World	1 245	943	35
Non-operating assets	—	3 282	—

BHP Billiton Group	31 107	42 110	3 831

Year ended 30 June 2004
Australia	2 026	10 820	1 228
North America	1 880	2 406	621
Europe	8 638	2915	53
South America	727	4 935	238
Southern Africa	1 381	5 635	341
Japan	2 675	—	—
South Korea	1 538	—	—
China	2 239	—	—
Other Asia	1 512	—	—
Rest of World	897	948	108
Non-operating assets	—	3 520	—

BHP Billiton Group	23 513	31 179	2 589

11 Dividends

	2005	2004
	US$M	US$M

BHP Billiton Limited (a) (b)
Dividends paid	842	619

	842	619

BHP Billiton Plc (a)
Dividends paid
Ordinary shares	567	406
Preference shares (c)	—	—

	567	406

Total dividends paid	1 409	1 025

	2005	2004
	US cents	US cents

Dividends per share (a)
Prior year final dividend paid (d)	9.5	—
First interim dividend paid	13.5	8.0
Second interim dividend paid	—	8.5

	23.0	16.5
Current year final dividend declared (d)	14.5	9.5

	37.5	26.0

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme and ESOP trusts.

(a)	BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 46.0 US cents per share (2004: 33.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 46.0 US cents per share (2004: 33.0 US cents per share). Each ADS represents two ordinary shares.

(b)	BHP Billiton dividends for all periods presented are fully franked.

(c)	5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent).

(d)	Subsequent to year end on 24 August 2005, BHP Billiton declared a final dividend of 14.5 US cents per share fully franked (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend has not been provided for at 30 June 2005. The final dividend not provided at 30 June 2004 is presented as a 2005 dividend in notes 33 and 35.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
11 Dividends continued
For the purposes of AASB 1034 ‘Financial Reports Presentation and Disclosures’, the Group had an adjusted franking account balance of US$328 million (on a tax paid basis) at 30 June 2005. It is anticipated that dividends payable in the following year will be fully franked.
12 Earnings per share

	2005	2004

Basic earnings per share (US cents)	98.1	54.7
Diluted earnings per share (US cents)	97.6	54.5
Basic earnings per ADS (US cents) (a)	196.2	109.4
Diluted earnings per ADS (US cents) (a)	195.2	109.0
Basic earnings (US$ million)	6 009	3 403
Diluted earnings (US$ million)	6 012	3 403

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	2005	2004
	Million	Million

Weighted average number of shares (b)
Basic earnings per share denominator	6 124	6 218
Shares and options contingently issuable under employee share ownership plans	34	28

Diluted earnings per share denominator	6 158	6 246

(a)	Each American Depository Share (ADS) represents two ordinary shares.

(b)	Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group’s ESOP trusts.
13 Receivables (current)

	2005	2004
	US$M	US$M

Trade receivables	2 527	2 018
deduct Provision for doubtful debts	(4)	(4)

Total trade receivables	2 523	2 014

Sundry receivables
Employee Share Plan loans (a)	2	1
Other	968	764
deduct Provision for doubtful debts	(3)	(1)

Total sundry receivables	967	764

Total current receivables	3 490	2 778

(a)	Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount (refer note 31).
14 Other financial assets (current)

	2005	2004
	US$M	US$M

Securities not quoted on prescribed stock exchanges
Term deposits	32	6
Other investments	180	161

Total book value of not quoted securities (a)(b)	212	167

Total current other financial assets	212	167

(a)	Not quoted securities include US$167 million (2004: US$153 million) held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe’s, Selbaie’s and Rio Algom’s mines. Consequently these investments, whilst under the BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer note 29.

(b)	Not quoted securities include US$13 million (2004: US$14 million) relating to the BHP Billiton Group’s self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
15 Inventories (current)

	2005	2004
	US$M	US$M

Raw materials and stores
At net realisable value	63	67
At cost	531	382

	594	449

Work in progress
At net realisable value	5	4
At cost	768	371

	773	375

Finished goods
At net realisable value	16	6
At cost	1 159	885

	1 175	891

Total current inventories
At net realisable value	84	77
At cost	2 458	1 638

Total current inventories	2 542	1 715

16 Other assets (current)

	2005	2004
	US$M	US$M

Other deferred charges and prepayments	160	176

Total current other assets	160	176

17 Receivables (non-current)

	2005	2004
	US$M	US$M

Employee Share Plan loans (a)	58	62
Other sundry receivables (b)	561	686

Total non-current receivables	619	748

(a)	Under the terms of a legacy share plan, the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount (refer note 31).

(b)	Other sundry receivables include loans to joint venture entities of US$84 million (2004: US$225 million) that are in the form of cash on deposit, with the bank having an equivalent amount on loan to the joint venture.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
18 Investments accounted for using the equity method

							Carrying value of
			Ownership interest (a)				investment
			At joint venture’s		At BHP Billiton
			reporting date		Group reporting date
Major shareholdings in		Reporting	2005	2004	2005	2004	2005	2004
joint ventures	Principal activities	date	%	%	%	%	US$M	US$M

Caesar Oil Pipeline Company LLC	Hydrocarbons transportation	31 May	25	25	25	25	68	59
Cerrejon Coal Corporation	Coal mining in Colombia	31 Dec	33.3	33.3	33.3	33.3	533	503
Coal Marketing Company	Coal Marketing	31 Dec	33	33	33	33	16	17
Cleopatra Gas Gathering	Hydrocarbons transportation	31 May	22	22	22	22	44	39
Hi-Fert Pty Ltd	Distribution and marketing of fertilisers	31 Dec	—	—	33.3	—	25	—
Integris Metals Inc	Metals distribution	31 Dec	50	50	—	50	—	170
Minera Antamina SA	Copper and zinc mining	30 June	33.75	33.75	33.75	33.75	390	213
Richards Bay Minerals (b)	Mineral sands mining and processing	31 Dec	50	50	50	50	108	79
Samarco Mineracao SA	Iron ore mining	31 Dec	50	50	50	50	304	261
Other (c)							37	28

Total							1 525	1 369

	2005	2004
	US$M	US$M

Share of net profit of investments accounted for using the equity method
Revenue (d)	2 226	2 056
Expenses (d)	(1 465)	(1 726)

Profit before income tax (d)	761	330
Income tax expense (d)	(197)	(107)

Share of net profit of investments accounted for using the equity method	564	223

Share of post-acquisition retained profits of investments accounted for using the equity method
Share of retained profits of investments accounted for using the equity method at the beginning of the financial year	297	233
Share of net profit of investments accounted for using the equity method	564	223
Dividends received/receivable from investments accounted for using the equity method	(255)	(203)
Disposal of investments accounted for using the equity method	(28)	44

Share of retained profits of investments accounted for using the equity method at the end of the financial year	578	297

Movements in carrying amount of investments accounted for using the equity method
Carrying amount of investments accounted for using the equity method at the beginning of the financial year	1 369	1 403
Share of net profit of investments accounted for using the equity method	564	223
Increased investments accounted for using the equity method	49	25
Dividends received/receivable from investments accounted for using the equity method	(255)	(203)
Disposal of investments accounted for using the equity method	(187)	(79)
Transfers and other movements	(15)	—

Carrying amount of investments accounted for using the equity method at the end of the financial year	1 525	1 369

Share of contingent liabilities and expenditure commitments of investments accounted for using the equity method
Contingent liabilities — unsecured (included in note 39)	104	93
Contracts for capital expenditure not completed	40	55
Other commitments	125	164

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
18 Investments accounted for using the equity method continued

	In aggregate		BHP Billiton Group Share
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M

Net assets of investments accounted for using the equity method:
Current assets	2 169	1 954	864	855
Non-current assets	5 363	5 598	1 946	2 096
Current liabilities	(1 176)	(1 238)	(491)	(576)
Non-current liabilities	(2 095)	(2 622)	(794)	(1 006)

Net assets of investments accounted for using the equity method	4 261	3 692	1 525	1 369

(a)	The proportion of voting power held corresponds to ownership interest.

(b)	Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the BHP Billiton Group’s effective ownership interest is 51 per cent (2004: 51 per cent) and 49.45 per cent (2004: 49.45 per cent) respectively. In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(c)	Includes various immaterial joint venture and associated entities.

(d)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, the share of net profit of investments accounted for using the equity method included the results of the Group’s 50 per cent interest in Integris Metals Inc up until the date of sale. This includes revenue of US$523 million, expenses of US$499 million, profit before income tax of US$24 million and income tax expense of US$7 million.
19 Other financial assets (non-current)

	2005	2004
	US$M	US$M

Securities quoted on prescribed stock exchanges
Shares in other corporations held at cost (a)(b)	40	68

Securities not quoted on prescribed stock exchanges
Shares in other corporations held at cost	57	55

Total non-current other financial assets	97	123

(a)	Market value of quoted securities and shares in other corporations is US$63 million (2004: US$115 million).

(b)	The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2005 (2004: US$nil) in the table above and a market value of US$22 million (2004: US$19 million).
20 Inventories (non-current)

	2005	2004
	US$M	US$M

Raw materials and stores	33	11
Work in progress	70	34

Total non-current inventories (at cost)	103	45

21 Property, plant and equipment

	Gross value	Accumulated	Net value	Gross value	Accumulated	Net value
	of assets	depreciation	of assets	of assets	depreciation	of assets
	2005	2005	2005	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M

Land and buildings (a)(b)	2 888	1 137	1 751	2 625	1 026	1 599
Plant, machinery and equipment (c)	28 866	13 755	15 111	24 757	12 833	11 924
Capital works in progress (d)	2 820	—	2 820	2 331	—	2 331
Mineral rights and other mineral assets(e)	10 270	1 971	8 299	4 998	1 704	3 294
Exploration, evaluation and development(f)
Now in production	2 182	1 300	882	2 007	1 214	793
In development stage but not yet producing	954	—	954	550	—	550
In exploration and/or evaluation stage	584	105	479	504	126	378
Capitalised leased assets (g)	72	21	51	132	56	76

Total property, plant and equipment	48 636	18 289	30 347	37 904	16 959	20 945

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
21 Property, plant and equipment continued

	2005	2004
	US$M	US$M

(a) Current value of land and buildings (excluding extractive industry land and buildings)
Land	80	75
Buildings	538	486

	618	561

2005
US$M

(b) Land and buildings
Balance at the beginning of the financial year	1 599
Additions (including capitalised interest)	63
Acquisitions of operations and subsidiaries	220
Depreciation	(135)
Net disposals including disposal of controlled entities	(57)
Amounts written off	(1)
Transfers and other movements	62

Balance at the end of the financial year (i)	1 751

(c) Plant, machinery and equipment
Balance at the beginning of the financial year	11 924
Additions (including capitalised interest)	723
Acquisitions of operations and subsidiaries	1 925
Depreciation	(1 417)
Net disposals including disposal of controlled entities	(302)
Amounts written off	(4)
Exchange variations	(1)
Transfers and other movements	2 263

Balance at the end of the financial year (i)	15 111

(d) Capital works in progress
Balance at the beginning of the financial year	2 331
Additions (including capitalised interest)	2 733
Acquisitions of operations and subsidiaries	153
Net disposals including disposal of controlled entities	(41)
Exchange variations	17
Transfers and other movements	(2 373)

Balance at the end of the financial year	2 820

(e) Mineral rights and other mineral assets
Balance at the beginning of the financial year	3 294
Additions (including capitalised interest)	345
Acquisitions of operations and subsidiaries	4 827
Depreciation	(266)
Net disposals including disposal of controlled entities	(12)
Amounts written off	(4)
Transfers and other movements	115

Balance at the end of the financial year (i)(ii)	8 299

(f) Exploration, evaluation and development expenditures carried forward
Balance at the beginning of the financial year	1 721
Additions (including capitalised exploration and capitalised interest)	786
Acquisitions of operations and subsidiaries	12
Depreciation	(128)
Net disposals including disposal of controlled entities	(10)
Amounts written off	(7)
Exchange variations	4
Transfers and other movements	(63)

Balance at the end of the financial year (i)	2315

(g) Capitalised leased assets
Balance at the beginning of the financial year	76
Depreciation	(4)
Transfers and other movements	(21)

Balance at the end of the financial year	51

(i)	The carrying value of assets includes assets written down to recoverable amount in the current and prior periods as follows:
Land and buildings: US$16 million (2004: US$25 million).
Plant, machinery and equipment: US$149 million (2004: US$178 million).
Mineral rights and other mineral assets: US$51 million (2004: US$62 million).
Exploration, evaluation and development expenditures carried forward: US$7 million (2004: US$7 million).

(ii)	Includes US$965 million (2004: US$687 million) of deferred overburden removal costs.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
22 Intangible assets

	2005	2004
	US$M	US$M

Goodwill at cost	918	821
deduct Amounts amortised	405	399

Total intangible assets	513	422

23 Other assets (non-current)

	2005	2004
	US$M	US$M

Pension asset (refer note 41)	310	282
Other deferred charges and prepayments	114	89

Total non-current other assets	424	371

24 Payables (current)

	2005	2004
	US$M	US$M

Trade creditors	2 155	1 688
Sundry creditors	1 936	902

Total current payables	4 091	2 590

25 Interest bearing liabilities (current)

	2005	2004
	US$M	US$M

Current portion of unsecured long-term loans
Bank loans	173	252
Notes and debentures	597	306

Total current portion of unsecured long-term loans	770	558

Current portion of
Non-recourse finance	148	361
Secured debt (limited recourse)	51	51
Finance leases	3	9
Redeemable preference shares (a)	450	—
Short-term interest bearing liabilities
Unsecured other	63	218
Bank overdrafts
Unsecured	15	133

Total other current interest bearing liabilities	730	772

Total current interest bearing liabilities(b)	1 500	1 330

(a)	BHP Operations Inc: Preferred stock

Auction market preferred stock:

600 (2004: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’:

3 000 (2004: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

(b)	Refer to note 38 for currency risk profile of interest bearing liabilities.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
26 Other provisions and liabilities (current)

	2005	2004
	US$M	US$M

Employee benefits	480	340
Post-retirement benefits	7	9
Restoration and rehabilitation	176	136
Restructuring	296	11
Other	147	158

Total current other provisions (a)	1 106	654
Deferred income	120	156

Total current other provisions and liabilities	1 226	810

(a)	Refer to note 29 for non-current portion of provisions and movement in total provisions.
27 Payables (non-current)

	2005	2004
	US$M	US$M

Trade creditors	4	1
Sundry creditors	158	176

Total non-current payables	162	177

28 Interest bearing liabilities (non-current)

	2005	2004
	US$M	US$M

Unsecured bank loans	3 000	55

Total non-current portion of bank loans and overdrafts	3 000	55

Notes and debentures	3 793	3 653
Commercial paper	1 602	—
Redeemable preference shares	—	450
Non-recourse finance	559	545
Secured debt (limited recourse) (a)	384	435
Finance leases	53	67
Other	235	248

Total non-current portion of debentures and other borrowings	6 626	5 398

Total non-current interest bearing liabilities(b)	9 626	5 453

(a)	The limited recourse secured debt relates to the Mozal joint venture. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default.

(b)	Refer to note 38 for currency, interest rate and maturity profiles of interest bearing liabilities.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
29 Other provisions and liabilities (non-current)

	2005	2004
	US$M	US$M

Employee benefits (a)	360	282
Post-retirement benefits (b)	325	326
Resource rent tax	299	275
Restoration and rehabilitation	3 408	2 647
Other (c)	227	166

Total non-current other provisions	4 619	3 696
Deferred income	362	348

Total non-current other provisions and liabilities	4 981	4 044

		Post-		Restoration
	Employee	retirement	Resource	and
	benefits(a)	benefits(b)	rent tax	rehabilitation(d)	Restructuring	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Movements in total provision balances
At 30 June 2004	622	335	275	2 783	11	324	4 350
Amounts capitalised	—	—	—	537	—	—	537
Acquisition of operations and subsidiaries	60	15	—	141	4	30	250
Disposals of operations and subsidiaries	(7)	(19)	(10)	(61)	—	—	(97)
Charge/(credit) for the year
Underlying	360	55	11	163	283	179	1 051
Discounting	—	—	—	168	—	—	168
Exchange variation	48	(7)	23	—	—	11	75
Released during the year	—	—	—	—	—	(5)	(5)
Exchange variation taken to reserves	1	—	—	6	—	1	8
Utilisation	(244)	(46)	—	(159)	(5)	(150)	(604)
Transfers and other movements	—	(1)	—	6	3	(16)	(8)

At 30 June 2005	840	332	299	3 584	296	374	5 725

Current (note 26)	480	7	—	176	296	147	1 106
Non-current	360	325	299	3 408	—	227	4 619

(a)	In the year ended 30 June 2005, the average number of employees, excluding joint venture and associated entities employees and including executive Directors was 36 468 (2004: 35 070). The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs, including workers’ compensation liabilities as detailed below:

	2005	2004
	US$M	US$M

Self-insurance workers’ compensation provision
New South Wales	17	12
South Australia	2	—
Victoria	3	—
Western Australia	5	4
Tasmania	2	—
Queensland	17	14

Total workers’ compensation liabilities	46	30

(b)	The provision for post-retirement benefits includes current pension liabilities of US$2 million (2004: US$1 million) and non-current pension liabilities of US$78 million (2004: US$61 million) and current post-retirement medical benefit liabilities of US$5 million (2004: US$8 million) and non-current post-retirement medical benefit liabilities of US$247 million (2004: US$265 million). Refer note 41.

(c)	Provisions include non-current non-executive Directors’ retirement benefits of US$3 million (2004: US$2 million).
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
29 Other provisions and liabilities (non-current) continued

(d)	The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6 284 million (2004: US$5 402 million).

At 30 June 2005, US$2 475 million (2004: US$1 702 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the BHP Billiton Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2005, US$1 109 million (2004: $1 081 million) was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made with US$121 million included as asignificant item in the current year (2004: US$534 million; 2003: US$ nil). In addition to the uncertainties associated with the closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The BHP Billiton Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30 per cent (2004: 35 per cent) greater or in the order of 20 per cent lower than the US$1 109 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999 the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities, and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted in the prior year indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (2004: US$771 million).

In relation to Pinal Creek, BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005 the BHP Billiton Group has provided US$110 million (30 June 2004: US$102 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (30 June 2004: US$138 million), and the BHP Billiton Group has paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
29 Other provisions and liabilities (non-current) continued
BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.
Other closed sites
The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.
•	Newcastle Steelworks - the BHP Billiton Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent the former steelworks site, together with certain other site remediation activities in the Newcastle area.

•	Island Copper - the BHP Billiton Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

•	Selbaie copper mine - the BHP Billiton Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.

•	Rio Algom - the BHP Billiton Group has responsibility for long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

•	Ingwe Collieries - the BHP Billiton Group has responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.

•	Roane - the BHP Billiton Group ceased operations at Roane chrome in 1982. A review of the closure plans during the year identified a need for additional remediation costs.
Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane chrome and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues and (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
30 Contributed equity and called up share capital

	2005	2004
	US$M	US$M

BHP Billiton Limited
Paid up contributed equity (a)
3 587 977 615 fully paid ordinary shares (2004: 3 759 487 555)	1 611	1 851
195 000 ordinary shares paid to A$1.36 (2004: 405 000) (b)	—	—
1 Special Voting Share (2004: 1) (c)	—	—

	1 611	1 851

Number of shares
	2005	2004

Movements in fully paid ordinary shares
Opening number of shares	3 759 487 555	3 747 687 775
Shares issued on exercise of Employee Share Plan awards (d)	8 859 470	10 764 732
Partly paid shares converted to fully paid (b)	347 018	1 035 048
Shares bought back and cancelled (a)	(180 716 428)	—

Closing number of shares (e)	3 587 977 615	3 759 487 555

	2005	2004
	US$M	US$M

BHP Billiton Plc
Allotted, called up and fully paid share capital (i)
2 468 147 002 ordinary shares of US$0.50 each (2004: 2 468 147 002) (f) (g)	1 752	1 752
50 000 (2004: 50 000) 5.5% preference shares of £1 each (h)	—	—
1 Special Voting Share (2004: 1) (c)	—	—

	1 752	1 752

	Number of shares
	2005	2004

Movements in allotted, called up and fully paid shares
Opening number of shares	2 468 147 002	2 468 147 002

Closing number of shares	2 468 147 002	2 468 147 002

(a)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

(b)	210 000 (2004: 690 000) shares paid to A$1.36 and nil (2004: 240 000) shares paid to A$1.40 were converted to fully paid during 2005. There were no partly paid shares issued during the year (2004: nil). Including bonus shares, 347 018 (2004: 1 035 048) shares were issued on conversion of these partly paid shares. 70 000 (2004: 190 000) partly paid shares are entitled to 79 928 (2004: 216 936) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an instalment call of A$0.69 per share was made on partly paid shares which was then immediately replaced by the application of the capital reduction.

(c)	Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

(d)	The number of shares issued on exercise of options after 7 July 2001 includes bonus shares. Refer note 31.

(e)	During the period 1 July 2005 to 8 September 2005, no Executive Share Scheme partly paid shares were paid up in full, 1 373 575 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

(f)	Under UK Companies Act 1985, BHP Billiton Plc has share capital with a par value of US$0.50. Total capital subscribed by shareholders less capital returned to shareholders is included as contributed equity and includes US$518 million (2004: US$518 million) of premium on the issue of shares.

(g)	During the year ended 30 June 2004, 3 890 000 ordinary shares (US$20 million) of BHP Billiton Plc, which were held as part of the BHP Billiton Plc share repurchase scheme, were transferred to a Group ESOP trust. Refer note 32.

(h)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JPMorgan plc.

(i)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
31 Employee share ownership plans
Summary of BHP Billiton Group employee share ownership plans
The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Limited and BHP Billiton Plc. The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.
The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.

	Number of	Number of
	awards	awards issued
	outstanding at	during year ended
	30 June 2005	30 June 2005

BHP Billiton Limited employee share awards
Long Term Incentive Plan (LTIP) (Performance Shares)	4 764 108	4 854 485
Group Incentive Scheme (Deferred Shares)	5 107 264	2 536 991
Group Incentive Scheme (Options)	2 067 040	780 181
Group Incentive Scheme (Performance Shares)	9 860 582	637 676
Employee Share Plan (Shares)	16 611 045	—
Employee Share Plan (Options)	14 571 693	—
Executive Share Scheme (partly paid shares)	274 918	—
Performance Share Plan (LTI)	1 439 869	—
Performance Share Plan (MTI)	189 800	—
Bonus Equity Share Plan (Shares)	47 662	—
BHP Billiton Plc employee share awards
Long Term Incentive Plan (Performance Shares)	2 317 300	2 354 800
Group Incentive Scheme (Deferred Shares)	2 493 101	1 308 709
Group Incentive Scheme (Options)	1 184 506	378 384
Group Incentive Scheme (Performance Shares)	4 819 393	358 128
Restricted Share Scheme	132 978	—
Co-Investment Plan	522 306	—

BHP Billiton Group employee share ownership plans
The following tables relate to shares and options issued under each of these schemes:

	Restricted Share Scheme awards (a)		Co-Investment Plan awards (a)
	2005	2004	2005	2004

Number of awards issued since the DLC merger (b)	5 657 555	5 657 555	1 023 425	1 023 425

During the financial year
Number of awards remaining at the beginning of the financial year	4 076 894	4 608 382	539 984	837 450
Number of awards issued	—	—	—	—
Number of awards exercised	(3 492 699)	(167 230)	(14 707)	(102 656)
Number of awards lapsed	(451 217)	(364 258)	(2 971)	(194 810)

Number of awards remaining at the end of the financial year	132 978	4 076 894	522 306	539 984

Exercisable	132 978	—	—	—
Not exercisable	—	4 076 894	522 306	539 984

Number of employees participating in awards issued	—	—	—	—
Market value of awards issued (US$ million)(c)	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—
Number of employees exercising awards	161	10	6	27
Market value of shares on exercise of awards (US$ million)	40	1	—	—

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
31 Employee share ownership plans continued

	Long Term Incentive Plan Performance		Long Term Incentive Plan Performance
	Shares (BHP Billiton Limited) (a)		Shares (BHP Billiton Plc) (a)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	4 854 485	—	2 354 800	—

During the financial year
Number of awards remaining at the beginning of the financial year	—	—	—	—
Number of awards issued	4 854 485	—	2 354 800	—
Number of awards exercised	—	—	—	—
Number of awards lapsed	(90 377)	—	(37 500)	—

Number of awards remaining at the end of the financial year	4 764 108	—	2 317 300	—

Exercisable	—	—	—	—
Not exercisable	4 764 108	—	2 317 300	—

Number of employees participating in awards issued	293	—	159	—
Market value of awards issued (US$ million) (c)	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—
Number of employees exercising awards	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—

	Group Incentive Scheme		Group Incentive Scheme
	Deferred Shares		Deferred Shares
	(BHP Billiton Limited) (a)		(BHP Billiton Plc) (a)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	5 538 713	3 001 722	2 706 527	1 397 818

During the financial year
Number of awards remaining at the beginning of the financial year	2 884 289	—	1 310 131	—
Number of awards issued	2 536 991	3 001 722	1 308 709	1 397 818
Number of awards exercised	(256 111)	(30 884)	(79 665)	(11 610)
Number of awards lapsed	(57 905)	(86 549)	(46 074)	(76 077)
Number of awards remaining at the end of the financial year	5 107 264	2 884 289	2 493 101	1 310 131

Exercisable	—	—	—	—
Not exercisable	5 107 264	2 884 289	2 493 101	1 310 131

Number of employees participating in awards issued	384	391	180	200
Market value of awards issued (US$ million) (c)	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—
Number of employees exercising awards	20	6	14	2
Market value of shares on exercise of awards (US$ million)	3	—	1	—

	Group Incentive Scheme		Group Incentive Scheme
	Options		Options
	(BHP Billiton Limited) (a)		(BHP Billiton Plc) (a)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	2 118 995	1 338 814	1 296 438	918 054

During the financial year
Number of awards remaining at the beginning of the financial year	1 309 448	—	855 044	—
Number of awards issued	780 181	1 338 814	378 384	918 054
Number of awards exercised	—	—	(14 353)	(21 241)
Number of awards lapsed	(22 589)	(29 366)	(34 569)	(41 769)

Number of awards remaining at the end of the financial year	2 067 040	1 309 448	1 184 506	855 044

Exercisable	—	—	—	—
Not exercisable	2 067 040	1 309 448	1 184 506	855 044

Number of employees participating in awards issued	70	104	75	81
Market value of awards issued (US$ million) (c)	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—
Number of employees exercising awards	—	—	2	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
31 Employee share ownership plans continued

	Group Incentive Scheme		Group Incentive Scheme
	Performance Shares		Performance Shares
	(BHP Billiton Limited) (a)		(BHP Billiton Plc) (a)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	11 501 457	10 863 781	5 974 344	5 616 216

During the financial year
Number of awards remaining at the beginning of the financial year	10 136 908	7 313 516	4 833 951	3 634 251
Number of awards issued	637 676	3 353 538	358 128	1 649 448
Number of awards exercised	(668 853)	(157 429)	(281 123)	(84 041)
Number of awards lapsed	(245 149)	(372 717)	(91 563)	(365 707)

Number of awards remaining at the end of the financial year	9 860 582	10 136 908	4 819 393	4 833 951

Exercisable	—	—	—	—
Not exercisable	9 860 582	10 136 908	4 819 393	4 833 951

Number of employees participating in awards issued	105	409	195	218
Market value of awards issued (US$ million) (c)	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—
Number of employees exercising awards	19	12	15	6
Market value of shares on exercise of awards (US$ million)	7	1	2	1

	Employee Share Plan Options (a)		Weighted Average Exercise Price (A$)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	178 032 575	178 032 575

During the financial year
Number of awards remaining at the beginning of the financial year	24 309 476	37 571 802	7.94	7.81
Number of awards issued	—	—	—	—
Number of awards exercised	(8 550 570)	(10 764 732)	8.08	7.48
Number of awards lapsed	(1 187 213)	(2 497 594)	8.28	8.04

Number of awards remaining at the end of the financial year	14 571 693	24 309 476	7.83	7.94

Exercisable	14 571 693	13 679 357	7.83	7.66
Not exercisable	—	10 630 119	—	8.30

Number of employees participating in awards issued	—	—
Market value of awards issued (US$ million) (c)	—	—
Proceeds from awards issued (US$ million)	—	—
Number of employees exercising awards	1 225	1 683
Market value of shares on exercise of awards (US$ million)	100	88
Proceeds from exercise of options (US$ million)	53	57

	Employee Share Plan Shares (a)		Executive Share Scheme
Partly Paid Shares (a)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	373 745 102	373 745 102	50 529 280	50 529 280

During the financial year
Number of awards remaining at the beginning of the financial year	18 660 656	20 508 095	621 936	1 656 984
Number of awards issued	—	—	—	—
Number of awards exercised	(2 049 611)	(1 847 439)	(347 018)	(1 035 048)
Number of awards lapsed	—	—		—

Number of awards remaining at the end of the financial year	16 611 045	18 660 656	274 918	621 936

Exercisable	16 611 045	18 660 656	274 918	621 936
Not exercisable	—	—	—	—

Number of employees participating in awards issued			—	—
Market value of awards issued (US$ million) (c)			—	—
Proceeds from awards issued (US$ million)			—	—
Number of employees exercising awards			2	4
Market value of shares on exercise of awards (US$ million)			4	9
Employee Share Plan loans outstanding (US$ million)	60	63	—	—
Proceeds from conversion of partly paid shares (US$ million)			3	9
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
31 Employee share ownership plans continued

	Performance Share Plan		Bonus Equity Share Plan Shares (a)
Performance Rights (a)
	2005	2004	2005	2004

Number of awards issued since commencement of the Plan	12 679 547	12 679 547	1 016 845	1 016 845

During the financial year
Number of awards remaining at the beginning of the financial year	5 244 027	8 163 616	818 746	856 345
Number of awards issued	—	—	—	—
Number of awards exercised	(3 218 307)	(2 712 371)	(748 345)	(34 573)
Number of awards lapsed	(396 051)	(207 218)	(22 739)	(3 026)

Number of awards remaining at the end of the financial year	1 629 669	5 244 027	47 662	818 746

Exercisable	1 629 669	716 120	47 662	—
Not exercisable	—	4 527 907	—	818 746

Number of employees participating in awards issued	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—
Number of employees exercising awards	72	172	83	9
Market value of shares on exercise of awards (US$ million)	36	21	11	—

					Awards outstanding at:
		Number				Date of
	Number	of	Number	Number	Balance	Directors’	Exercise	Exercise period/
Month of issue	issued	recipients	exercised	lapsed	date	Report	price	release date

Restricted Share Scheme (d)
November 2001(Share awards)	292 577	1	98 574	194 003	—	—	—	Nov 2004
October 2001 (Share awards)	4 446 532	147	3 436 002	1 010 530	—	—	—	Nov 2004
October 2001 (Options)	918 446	32	608 525	176 943	132 978	132 978	—	Oct 2004 – Sept 2008

					132 978	132 978

Co-Investment Plan(d)
November 2001	100 945	1	23 131	77 814	—	—	—	Nov 2000 – Oct 2011
October 2001	922 480	83	146 172	254 002	522 306	516 517	—	Oct 2003 – Sept 2011

					522 306	516 517

Long Term Incentive Plan Performance Shares (BHP Billiton Plc)
December 2004	2 354 800	159	—	37 500	2 317 300	2 317 300	—	Aug 2009 – Aug 2014

					2 317 300	2 317 300

Group Incentive Scheme (BHP Billiton Plc)
Deferred Shares
December 2004	1 308 709	200	12 958	27 493	1 268 258	1 268 258	—	Aug 2006 – Aug 2009
November 2003	1 397 818	194	78 317	94 658	1 224 843	523 493	—	Aug 2005 – Aug 2008
Options
December 2004	378 384	45	—	19 981	358 403	358 403	£6.11	Aug 2006 – Aug 2009
November 2003	918 054	78	35 594	56 357	826 103	556 346	£4.43	Aug 2005 – Aug 2008
Performance Shares
December 2004	358 128	42	11 036	23 250	323 842	323 842	—	Aug 2007 – Aug 2010
November 2003	1 649 448	210	98 747	109 992	1 440 709	1 440 709	—	Aug 2006 – Aug 2009
November 2002	3 966 768	209	255 381	656 545	3 054 842	1 435 045	—	Aug 2005 – Aug 2008

					8 497 000	5 906 096

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
31 Employee share ownership plans continued

					Awards outstanding at:
		Number				Date of
	Number	of	Number	Number	Balance	Directors’	Exercise	Exercise period/
Month of issue	issued	recipients	exercised	lapsed	date	Report	price	release date

Employee Share Plan Options

September 2002	67 500	1	60 750	6 750	—	—	A$8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	2 988 311	1 374 339	2 507 850	2 123 210	A$8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	3 751 675	1 280 988	2 174 337	1 930 777	A$8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	1 666 726	485 625	1 292 236	1 067 140	A$8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	1 213 701	299 605	802 704	724 334	A$8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	677 150	539 452	502 594	502 594	A$8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	5 575 927	871 935	1 316 914	1 193 008	A$8.27	July 2003 – Oct 2010
April 2000	61 953	3	20 651	—	41 302	20 651	A$7.60	April 2003 – April 2010
April 2000	937 555	5	51 628	138 361	747 566	747 566	A$7.60	April 2003 – April 2010
December 1999	413 020	1	413 020	—	—	—	A$8.61	April 2002 – April 2009
December 1999	309 765	1	309 765	—	—	—	A$7.50	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	8 260	A$7.57	April 2002 – April 2009
July 1999	206 510	1	206 510	—	—	—	A$7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	19 294 392	21 348 634	3 831 794	3 607 730	A$6.92	April 2002 – April 2009
April 1999	16 901 398	944	9 270 853	6 336 037	1 294 508	1 249 076	A$6.92	April 2002 – April 2009

					14 571 693	13 174 346

Performance Share Plan Performance Rights (d)
November 2001 (LTI)	5 114 298	110	3 161 027	813 381	1 139 890	1 054 494	—	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	118 670	17 389	37 820	—	—	Oct 2004 – Sept 2011
October 2001(MTI)	238 940	6	22 596	26 544	189 800	189 800	—	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	348 674	—	66 836	66 836	—	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	4 040 019	206 278	195 323	122 268	—	July 2003 – Oct 2010

					1 629 669	1 433 398

Bonus Equity Share Plan Shares
November 2001	1 016 845	117	918 863	50 320	47 662	47 662	—	Nov 2004 – Oct 2006

					47 662	47 662

Long Term Incentive Plan Performance Shares (BHP Billiton Limited)
December 2004	4 854 485	293	—	90 377	4 764 108	4 744 108	—	Aug 2009 – Aug 2014

					4 764 108	4 744 108

Group Incentive Scheme (BHP Billiton Limited)
Deferred Shares
December 2004	2 536 991	384	52 007	40 279	2 444 705	2 425 138	—	Aug 2006 – Aug 2009
November 2003	3 001 722	391	234 988	104 175	2 662 559	1 629 032	—	Aug 2005 – Aug 2008

Options
December 2004	780 181	70	—	—	780 181	776 322	A$15.39	Aug 2006 – Aug 2009
November 2003	1 338 814	104	—	51 955	1 286 859	1 227 846	A$11.11	Aug 2005 – Aug 2008

Performance Shares
December 2004	637 676	105	28 199	18 895	590 582	571 812	—	Aug 2007 – Aug 2010
November 2003	3 353 538	409	216 416	171 167	2 965 955	2 953 122	—	Aug 2006 – Aug 2009
November 2002	7 510 243	425	581 667	624 531	6 304 045	3 764 581	—	Aug 2005 – Aug 2008

					17 034 886	13 347 853

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
31 Employee share ownership plans continued
(a)	The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in section 8.1 of the Remuneration Report in the BHP Billiton Limited Annual Report 2005 (‘Remuneration Report’), except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:
(i)	while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited; and

(ii)	if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).
The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in Section 8.1 of the Remuneration Report.

(b)	All awards issued under the Restricted Share Plan (RSS) and Co-Investment Plan (CIP) prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.

(c)	Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.

(d)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.

(e)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the Group Incentive Scheme, Long Term Incentive Plan and Performance Share Plan.

The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.
32 Reserves

	2005	2004
	US$M	US$M

Employee share awards reserve	221	137
Exchange fluctuation account	417	410

Total reserves	638	547

Employee share awards reserve
Opening balance	137	78
Accrued employee entitlement for unvested awards	109	96
Vesting of employee share awards	(25)	(17)
Transfer of shares from BHP Billiton Plc share repurchase scheme (refer note 30)	—	(20)

Closing balance (a)	221	137

Exchange fluctuation account
Opening balance	410	362
Exchange fluctuations on foreign currency net assets net of tax	7	48

Closing balance	417	410

(a)	At 30 June 2005, 1 477 784 shares (2004: 4 948 281) were held in trust with a market value at that date of US$19 million (2004: US$43 million).
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
33 Retained profits

	2005	2004
	US$M	US$M

Retained profits opening balance	10 928	8 558
Dividends provided for or paid (a)	(1 409)	(1 025)
Vesting of employee share awards	(25)	(8)
BHP Billiton Limited share buy-back (b)	(1 481)	—
Net profit	6 009	3 403

Retained profits closing balance	14 022	10 928

(a)	Refer note 11.

(b)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$1 481 million was allocated to retained earnings. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.
34 Outside equity interests

	2005	2004
	US$M	US$M

Contributed equity	65	65
Reserves	1	1
Retained profits	275	281

Total outside equity interests	341	347

35 Total equity

	2005	2004
	US$M	US$M

Total equity opening balance	15 425	12 839
Total changes in equity recognised in the Statement of Financial Performance	6 016	3 451
Transactions with owners as owners
Contributed equity	56	66
Dividends (a)	(1 409)	(1 025)
Accrued employee entitlement to share awards	109	96
Cash settlement of share awards	(3)	—
Purchases of shares made by ESOP trusts	(47)	(25)
BHP Billiton Limited share buy-back (b)	(1 777)	—
Total changes in outside equity interests	(6)	23

Total equity closing balance	18 364	15 425

(a)	Refer note 11.

(b)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, total equity decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to retained earnings. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
36 Notes to the Statement of Cash Flows
For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	2005	2004
	US$M	US$M

Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	916	674
Short-term deposits	502	1 144

Total cash assets	1 418	1 818
Bank overdrafts (a)	(15)	(133)

Total cash and cash equivalents	1 403	1 685

Reconciliation of net cash provided by operating activities to net profit
Net profit	6 241	3 499
Depreciation and amortisation	1 994	1 793
Share of net profit of joint ventures less dividends	(309)	(20)
Capitalised borrowing costs	(85)	(97)
Exploration, evaluation and development expense (excluding diminution)	353	284
Net gain on sale of non-current assets	(112)	(101)
Discounting on provisions and other liabilities	175	111
Inventory fair value adjustment	54	—
Sale of equity interest in North West Shelf project	(56)	—
Sale of Laminaria and Corallina	(134)	—
Disposal of Chrome operations	(142)	—
Restructuring provisions	79	—
Provision for termination of operations	246	—
Closure plans	121	534
Dalmine settlement	—	(66)
Diminution of property, plant and equipment, investments and intangibles	16	116
Employee share awards	116	96
Exchange differences on Group debt	15	104
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations
Increase in inventories	(393)	(356)
Decrease/(increase) in deferred charges	11	(80)
Increase in trade receivables	(521)	(560)
(Increase)/decrease in sundry receivables	(146)	35
Increase/(decrease) in income taxes payable	545	(19)
Decrease in deferred taxes	(9)	(439)
Increase in trade creditors	585	259
Increase/(decrease) in sundry creditors	116	(3)
Increase/(decrease) in interest payable	5	(2)
Increase in other provisions and liabilities	149	84
Other movements	12	3

Net cash provided by operating activities	8 926	5 175

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
36 Notes to the Statement of Cash Flows continued

	2005	2004
	US$M	US$M

Carrying amount of controlled entities and operations disposed
Value of assets and liabilities of entities and operations disposed of:
Cash and cash equivalents	90	5
Receivables (current)	108	14
Inventories (current)	78	2
Other (current)	—	1
Receivables (non-current)	88	3
Investments (non-current)	2	—
Property, plant and equipment	337	77
Intangible assets	49	—
Other (non-current)	—	6
Payables and interest bearing liabilities (current)	(154)	(4)
Provisions (current)	(22)	(2)
Payables and interest bearing liabilities (non-current)	(138)	—
Provisions (non-current)	(151)	(55)

Net identifiable assets	287	47
Net consideration received
Cash	563	53

Profit on disposal	276	6

Non-cash financing and investing activities
Other:
Employee Share Plan loan instalments (b)	2	1

Refer note 3 for further details regarding the acquisition of WMC Resources Ltd . There were no material acquisitions in 2004.

(a)	Refer note 25.

(b)	The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
37 Standby arrangements, unused credit facilities

	Facility			Facility
	available	Used	Unused	available	Used	Unused
	2005	2005	2005	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M

BHP Billiton Group
Bank standby and support arrangements
Acquisition finance facility	5 500	3 000	2 500	—	—	—
Revolving credit facilities	3 000	—	3 000	2 500	—	2 500
Overdraft facilities	62	15	47	184	133	51

Total financing facilities	8 562	3 015	5 547	2 684	133	2 551

Details of major standby and support arrangements are as follows:
Acquisition finance facility
In March 2005, the BHP Billiton Group established a term facility of US$5.5 billion comprising of a US$3.3 billion 18-month tranche and a US$2.5 billion five-year tranche. The purpose of this facility was for the acquisition of WMC Resources Ltd.
Revolving credit facility
In September 2004, the Group’s US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3 billion.
The BHP Billiton Group has access to short-term finance under an A$2 billion Australian commercial paper programme and a US$3 billion US commercial paper programme. There was US$1.6 billion commercial paper outstanding under the US commercial paper programme at 30 June 2005 (2004: US$nil). The Australian commercial paper programme was undrawn at 30 June 2005 (2004: US$nil). The commercial paper programmes are supported by the US$3 billion multi-currency revolving credit facility.
Other credit facilities and overdraft facilities
Other credit facilities and bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.
As at 30 June 2005, total overdraft facilities utilised by various entities within the Group were US$15 million (2004: US$133 million).
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments
BHP Billiton Group financial risk strategy
The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Group’s Portfolio Risk Management strategy. The objective of the strategy is to support the delivery of the BHP Billiton Group’s financial targets while protecting its future financial security and flexibility.
The strategy entails managing risk at the portfolio level through the adoption of a ‘self-insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.
There are two components to the Portfolio Risk Management strategy:
Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent).
Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and non-US dollar marketing contracts. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.
Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the Statement of Financial Performance at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.
Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Office of the Chief Executive.
The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.
BHP Billiton Group risk exposures and responses
The main financial risks relating to interest rates and foreign currency are summarised in the tables below. The individual risks along with the responses of the BHP Billiton Group are also set out below.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued
Interest rate risk
The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.
When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designed as hedging instruments.
The interest rate risk tables present interest rate risk and effective weighted average interest rates for classes of financial assets and liabilities.
The combined interest rate and foreign currency risk tables also present interest rate risk as well as weighted average fixed interest rates and weighted average maturities. These tables present the information for each principal currency in which financial assets and liabilities are denominated.
Interest rate risk

		Weighted		Fixed interest maturing in:
		average	Floating					Non-
		interest	interest	1 Year or	1 to 2	2 to 5	More than 5	interest
2005	Note	rate (a)	rate	less	years	years	years (c)	bearing	Total

Financial assets

Cash	36	2.3%	1 210	208	—	—	—	—	1 418

Receivables		8.3%	84	8	—	2	5	3 829	3 928

Other financial assets	14,19	7.5%	210	2	—	—	—	98	310

			1 504	218	—	2	5	3 927	5 656

Financial liabilities

Payables		—	—	—	—	—	—	4 023	4 023
Bank overdrafts (unsecured)	25	3.5%	15	—	—	—	—	—	15
Bank loans	25,28	3.6%	3 173	—	—	—	—	—	3 173
Commercial paper	28	3.2%	1 602	—	—	—	—	—	1 602
Notes and debentures	25,28	5.1%	2 264	316	1	—	1 809	—	4 390
Non-recourse finance	25,28	4.0%	649	23	23	12	—	—	707
Secured debt (limited recourse)	25,28	6.1%	175	28	28	115	89	—	435
Redeemable preference shares	28	5.4%	150	300	—	—	—	—	450
Lease liabilities	25,28	7.9%	33	—	—	—	23	—	56
Other interest bearing liabilities	25,28	6.2%	134	7	9	27	63	58	298
Employee benefits (b)	26,29	5.1%	80	—	—	—	—	760	840

			8 275	674	61	154	1 984	4 841	1 5989

Interest rate swaps (c)			(2 263)	281	—	1 132	850

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

		Weighted		Fixed interest maturing in:
		average	Floating					Non-
		interest	interest	1 Year or	1 to 2	2 to 5	More than 5	interest
2004	Note	rate(a)	rate	less	years	years	years (c)	bearing	Total

Financial assets
Cash	36	1.1%	1 747	71	—	—	—	—	1 818
Receivables		8.6%	225	—	17	15	8	3 128	3 393
Other financial assets	14,19	9.5%	155	4	—	—	6	125	290

			2 127	75	17	15	14	3 253	5 501

Financial liabilities
Payables		—	—	—	—	—	—	2 550	2 550
Bank overdrafts (unsecured)	25	1.9%	133	—	—	—	—	—	133
Bank loans	25,28	7.4%	238	64	—	5	—	—	307
Commercial paper	28	—	—	—	—	—	—	—	—
Notes and debentures	25,28	3.8%	2 394	176	316	—	1 073	—	3 959
Non-recourse finance	25,28	2.5%	825	23	—	58	—	—	906
Secured debt (limited recourse)	25,28	6.1%	193	28	32	98	135	—	486
Redeemable preference shares	28	5.2%	150	—	300	—	—	—	450
Lease liabilities	25,28	11.6%	34	2	—	10	30	—	76
Other interest bearing liabilities	25,28	6.1%	268	7	7	23	80	81	466
Employee benefits (b)	26,29	5.9%	72	—	—	—	—	550	622
			4 307	300	655	194	1 318	3 181	9 955

Interest rate swaps (c)			(2 26)	—	281	1 132	850

(a)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.

(b)	Employee benefits to be settled in cash.

(c)	Included in the floating rate debt of US$8 275 million (2004: US$4 307 million) is fixed rate debt of US$2 263 million (2004: US$2 263 million) that has been swapped to floating rates. US$500 million of fixed rate debt presented above as maturing in greater than five years will be exposed to a floating rate of interest from November 2005 until maturity. Refer to the interest rate and cross currency swap table below.
Combined interest rate and foreign currency risk

						Weighted
						average period	Weighted average period
	Floating	Fixed	Non-interest		Weighted average	for which rate	to maturity for non-
	rate (a)	rate	bearing	Total	interest rate (%)	is fixed	interest bearing balances
2005	US$M	US$M	US$M	US$M	Fixed rate	Years	Years

Financial assets
US dollars	753	215	2 866	3 834	2.81	1	1
South African rand	361	2	214	577	8.70	1	1
Australian dollars	84	5	486	575	2.30	1	3
Canadian dollars	41	—	4	45	—	—	3
Other	265	3	357	625	2.30	1	2

	1 504	225	3 927	5 656	2.85	1	2

Financial liabilities (b)
US dollars	8 112	2 780	1 449	1 2341	6.70	8	1
South African rand	12	81	403	496	13.49	12	2
Australian dollars	137	3	2 368	2 508	8.00	8	1
Canadian dollars	—	—	119	119	—	—	1
Other	14	9	502	525	7.20	11	1

	8 275	2 873	4 841	15 989	6.89	8	1

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

							Weighted
						Weighted	average period to
						average period	maturity for non-
	Floating	Fixed	Non-interest		Weighted average	for which rate	interest bearing
	rate (a)	rate	bearing	Total	interest rate (%)	is fixed	balances
2004	US$M	US$M	US$M	US$M	Fixed rate	Years	Years

Financial assets
US dollars	1 503	62	2 069	3 634	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	—	10	42	—	—	1
Other	292	20	558	870	1.08	1	2

	2 127	121	3 253	5 501	3.90	2	2

Financial liabilities(b)
US dollars	3 897	2 278	1 273	7 448	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	285	14	1 044	1 343	8.73	5	2
Canadian dollars	—	—	90	90	—	—	1
Other	41	17	322	380	6.73	9	1

	4 307	2 467	3 181	9 955	7.42	8	1

(a)	The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

(b)	Financial liabilities are presented after the effect of cross currency and interest rate swaps.
Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

			Weighted average		Weighted average
	Weighted average		interest rate		interest rate		Interest rate		Cross currency
	exchange rate		payable		receivable		swap amount (a)		swap amount (a)
			2005	2004	2005	2004	2005	2004	2005	2004
	2005	2004	%	%	%	%	US$M	US$M	US$M	US$M

Interest rate swaps
US dollar swaps
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	2.68	1.80	4.80	4.80	850	850	n/a	n/a
Pay floating (b)/receive fixed (c)
Later than five years	n/a	n/a	3.96	—	5.13	—	500	—	n/a	n/a
Pay fixed)/receive floating (b) (c)
Not later than one year	n/a	n/a	1.74	—	3.96	—	(500)	—	n/a	n/a

Cross currency swaps
Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
Not later than one year	—	0.5217	—	1.61	—	5.68	—	—	—	130
Pay floating (b)/receive fixed
Not later than one year	0.5620	—	4.96	—	7.50	—	281	—	281	—
Later than one year but not later than two years	—	0.5620	—	2.09	—	7.50	—	281	—	281
Later than two years but not later than five years	0.5217	0.5217	3.57	1.96	6.25	6.25	391	391	391	391

Euro to US dollar swaps
Pay floating (b)/receive fixed
Later than two years but not later than five years	0.9881	0.9881	2.83	1.43	3.88	3.88	741	741	741	741

							2 263	2 263	1 413	1 543

(a)	Amount represents US$ equivalent of principal payable under the swap contract.

(b)	Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

(c)	The pay fixed/receive floating leg of the swap matures in November 2005. The pay floating/receive fixed leg of the swap matures in May 2013. Therefore US$500 million of fixed rate debt at 30 June 2005 will be exposed to a floating interest rate from November 2005 until maturity in 2013.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued
Currency risk
The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:
•	transactional exposure in respect of non-functional currency expenditure and revenues;

•	translational exposure in respect of investments in overseas operations; and

•	translational exposure in respect of non-functional currency monetary items.
The potential currency exposures are discussed below.
Transactional exposure in respect of non-functional currency expenditure and revenues

Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.
The Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to capital expenditure hedging’.
In addition, the Group enters into hedges to manage short-term foreign currency cashflows and non-US dollar exposures in marketing contracts. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to operating hedging’.
The following table provides information about the principal currency hedge contracts.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued
Forward exchange contracts

	Weighted average		Contract amounts
	exchange rate
			2005	2004
	2005	2004	US$M	US$M

Relating to capital expenditure hedging
Forward contracts — sell US dollars/buy Australian dollars
Not later than one year	0.7251	0.7069	753	361
Later than one year but not later than two years	0.6993	0.6928	123	334
Later than two years but not later than three years	0.7215	0.6803	4	68
Later than three years but not later than four years	—	0.6715	—	1

Total	0.7214	0.6983	880	764

Forward contracts — sell Australian dollars/buy US dollars
Not later than one year	0.7649	—	77	—
Later than one year but not later than two years	0.7507	—	14	—
Later than two years but not later than three years	0.7408	—	4	—

Total	0.7618	—	95	—

Forward contracts — sell US dollars/buy Euros
Not later than one year	0.7773	—	21	—
Later than one year but not later than two years	0.7553	—	2	—

Total	0.7754	—	23	—

Forward contracts — sell US dollars/buy Canadian dollars
Not later than one year	1.2821	—	30	—

Total	1.2821	—	30	—

Forward contracts — sell US dollars/buy Chilean pesos
Not later than one year	586.6	—	117	—
Later than one year but not later than two years	588.5	—	15	—

Total	586.8	—	132	—

Forward contracts — sell US dollars/buy Japanese yen
Not later than one year	103.57	—	5	—

Total	103.57	—	5	—

Forward contracts — sell other currencies/buy US dollars
Not later than one year	n/a	—	10	—

Total	n/a	—	10	—

Relating to operating hedging
Forward contracts — sell US dollars/buy Australian dollars
Not later than one year	—	0.7101	—	7

Total	—	0.7101	—	7

Forward contracts — sell Australian dollars/buy US dollars
Not later than one year	—	0.6882	—	58

Total	—	0.6882	—	58

Forward contracts — sell Euros/buy US dollars
Not later than one year	0.8089	0.8313	142	136
Later than one year but not later than two years	0.7850	0.8383	32	57

Total	0.8045	0.8334	174	193

Forward contracts — sell US dollars/buy Euros
Not later than one year	0.7644	0.9309	5	3
Later than one year but not later than two years	0.7509	0.9439	10	2
Later than two years but not later than three years	—	0.9357	—	22

Total	0.7553	0.9358	15	27

Forward contracts — sell US dollars/buy UK pounds sterling
Not later than one year	0.5492	—	46	—

Total	0.5492	—	46	—

Forward contracts — sell UK pounds sterling/buy US dollars
Not later than one year	0.5427	0.5571	52	161
Later than one year but not later than two years	0.5538	0.5726	40	17

Total	0.5475	0.5586	92	178

Forward contracts — sell US dollars/buy South African rand
Not later than one year	6.7442	7.3677	52	23
Later than one year but not later than two years	7.9920	7.7686	6	12
Later than two years but not later than three years	8.1950	8.1950	—	1

Total	6.8832	7.5137	58	36

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

	Weighted average		Contract amounts
	exchange rate		2005	2004
	2005	2004	US$M	US$M

Forward contracts — sell South African rand/buy US dollars
Not later than one year	—	6.9940	—	45

Total	—	6.9940	—	45

Forward contracts — sell South African rand/buy Euros
Not later than one year	6.6762	—	1	—

Total	6.6762	—	1	—

Relating to WMC acquisition
Forward contracts — sell US dollars/buy Australian dollars
Not later than one year	0.7737	—	484	—

Total	0.7737	—	484	—

Translational exposure in respect of investments in overseas operations
The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in reserves.
Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.
Translational exposure in respect of non-functional currency monetary items
Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the Statement of Financial Performance, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at Continuing Operations, which are capitalised in tangible fixed assets. The foreign currency risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.
The combined interest rate and foreign currency risk table presented under the heading Interest rate risk in this note shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and some employee benefits.
The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.

	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
2005	US$M	US$M	US$M	US$M	US$M	US$M

Functional currency of Group operation
US dollars	—	(3 372)	(437)	(722)	(552)	(5 083)
Australian dollars	16	—	—	—	—	16
Canadian dollars	24	—	—	—	—	24
UK pounds sterling	14	—	—	—	(4)	10
Other	—	—	—	—	—	—

	54	(3 372)	(437)	(722)	(556)	(5 033)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
2004	US$M	US$M	US$M	US$M	US$M	US$M

Functional currency of Group operation
US dollars	—	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	—	—	—	—	29
Canadian dollars	43	—	—	—	—	43
UK pounds sterling	(23)	—	—	—	—	(23)
Other	—	—	—	—	—	—

	49	(1 240)	(477)	(932)	(198)	(2 798)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to payables, provisions for deferred taxation and employee benefits.
Liquidity risk
In September 2004 the Group’s US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3.0 billion. In addition to the above a new US$5.5 billion acquisition finance facility was established in March 2005 in order to assist with the financing of the WMC acquisition. This facility (which could only be used for the acquisition) has a US$3.0 billion 18-month tranche and a US$2.5 billion five-year tranche.
In October 2004, Moody’s Investors Service upgraded the BHP Billiton Group’s long-term credit rating from A2 to A1 (the short-term credit rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody’s changed the Group’s outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody’s changed the Group’s outlook from developing back to stable. Standard & Poor’s made no change to the Group’s outlook or rating which remained at A+ (the short-term credit rating is A-1). The BHP Billiton Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.
The BHP Billiton Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.
The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only use derivatives in highly liquid markets. The maturity profile of the Group’s financial liabilities is as follows:

	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	liabilities	Total
2005	US$M	US$M	US$M	US$M	US$M

Due for payment In one year or less or on demand	1 047	3	450	4 390	5 890
In more than one year but not more than two years	3 159	7	—	113	3 279
In more than two years but not more than five years	3 334	11	—	—	3 345
In more than five years	3 080	35	—	360	3 475

	10 620	56	450	4 863	15 989

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	liabilities	Total
2004	US$M	US$M	US$M	US$M	US$M

Due for payment
In one year or less or on demand	1 321	9	—	2 778	4 108
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	—	1 699
In more than five years	2 489	55	—	280	2 824

	6 257	76	450	3 172	9 955

Refer to note 37, ‘Standby arrangements, unused credit facilities’ for details of the BHP Billiton Group’s undrawn committed facilities.
Commodity price risk
The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.
Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.
The following table provides information about the BHP Billiton Group’s material cash settled commodity contracts, which have not been recognised in the financial statements.
Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

	Volume		Units	Average price of fixed		Term to	Notional amount of fixed
				contract			contract (a)
	2005	2004		2005	2004	maturity	2005	2004
				US$	US$	(months)	US$M	US$M

Aluminium
Forwards – buy fixed/sell floating (b)	555	507	000 tonnes	1 734	1 578	0–12	962	800
	68	52	000 tonnes	1 606	1 494	13–24	110	78
	6	23	000 tonnes	1 625	1 425	25–48	9	33
Forwards – sell fixed/buy floating (b)	561	622	000 tonnes	1 750	1 597	0–12	981	993
	46	32	000 tonnes	1 614	1 449	13–24	74	46
	4	14	000 tonnes	1 631	1 428	25–48	7	20

Copper
Forwards – buy fixed/sell floating (b)	230	91	000 tonnes	2 803	2 560	0–12	647	233
	36	26	000 tonnes	2 568	2 249	13–24	93	58
	3	5	000 tonnes	2 236	2 070	25–48	7	10
Forwards – sell fixed/buy floating (b)	218	96	000 tonnes	2 837	2 538	0–12	618	244
	16	19	000 tonnes	2 622	2 228	13–24	41	42
	3	5	000 tonnes	2 268	2 018	25–48	7	10

Zinc
Forwards – buy fixed/sell floating (b)	40	23	000 tonnes	1 237	1 086	0–12	49	25
	8	12	000 tonnes	1 229	1 110	13–24	9	13
	—	4	000 tonnes	—	1 060	25–48	—	4
Forwards – sell fixed/buy floating (b)	37	18	000 tonnes	1 229	1 075	0–12	45	19
	6	12	000 tonnes	1 135	1 066	13–24	6	13
	—	4	000 tonnes	—	1 083	25–48	—	4

Lead
Forwards – buy fixed/sell floating (b)	45	28	000 tonnes	947	843	0–12	46	24
Forwards – sell fixed/buy floating (b)	26	19	000 tonnes	971	715	0–12	26	14

Silver
Forwards – buy fixed/sell floating (b)	6 450	5 075	000 ounces	7.36	5.90	0–12	47	30
	2 000	–	000 ounces	7.47	–	13–24	15	–
Forwards – sell fixed/buy floating (b)	3 450	600	000 ounces	7.47	5.86	0–12	25	4

Petroleum
Forwards – buy fixed/sell floating (b)	—	5 819	000 barrels	—	31.19	0–12	—	182
	—	797	000 barrels	—	29.80	13–24	—	24
	—	500	000 barrels	—	26.08	25–48	—	13
Forwards – sell fixed/buy floating (b)	—	5 631	000 barrels	—	33.09	0–12	—	186
	—	1 222	000 barrels	—	30.13	13–24	—	37
	—	527	000 barrels	—	26.43	25–48	—	14

Energy Coal
Forwards – buy fixed/sell floating (b)	15 790	20 070	000 tonnes	60.93	49.92	0–12	962	1 002
	2 565	4 740	000 tonnes	60.38	55.50	13–24	155	263
	300	600	000 tonnes	58.67	62.19	25–48	18	37
Forwards – sell fixed/buy floating (b)	14 381	20 765	000 tonnes	61.04	50.24	0–12	878	1 043
	2 535	5 385	000 tonnes	59.88	53.70	13–24	152	289
	180	1 020	000 tonnes	56.93	54.67	25–48	10	56

Gas
Forwards (buy)	89 625	272 483	000 therms	0.48	0.42	0–12	43	114
	9 200	27 500	000 therms	0.31	0.33	13–24	3	9
Forwards (sell)	86 300	271 136	000 therms	0.49	0.42	0–12	42	114
	9 200	27 500	000 therms	0.36	0.34	13–24	3	9

Electricity
Forwards (buy)	8 002	29 157	000 MwH	47.25	37.66	0–12	378	1 098
	2 044	6 105	000 MwH	51.53	39.71	13–24	105	242
	143	450	000 MwH	56.79	44.04	25–48	8	20
Forwards (sell)	7 933	29 293	000 MwH	47.34	37.91	0–12	376	1 111
	2 020	6 100	000 MwH	54.36	40.45	13–24	110	247
	220	472	000 MwH	66.40	45.79	25–48	15	22

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued

	Volume		Units	Average price of fixed			Notional amount of fixed
				contract		Term to	contract (a)
	2005	2004		2005	2004	maturity	2005	2004
				US$	US$	(months)	US$M	US$M

Freight Transport and Logistics
Time Charter
Forwards — buy fixed/sell floating (b)	6 045	2 635	days	27 375	18 347	0–12	165	48
	1 837	733	days	20 970	23 462	13–24	39	17
	184	184	days	12 500	11 250	25–48	3	2
Forwards — sell fixed/buy floating (b)	5 855	2 769	days	26 059	20 627	0–12	153	56
	1 837	733	days	24 100	26 380	13–24	44	19
	184	184	days	14 000	9 400	25–48	3	2
Voyage Charter
Forwards — buy fixed/sell floating (b)	2 275	2 025	000 tonnes	15.30	10.95	0–12	35	22
	1 400	—	000 tonnes	13.62	—	13–24	19	—
Forwards — sell fixed/buy floating (b)	2 225	1 950	000 tonnes	15.83	11.83	0–12	35	23
	3 050	—	000 tonnes	12.97	—	13–24	40	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued
Credit risk
Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.
Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.
The extent of the BHP Billiton Group’s combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.
These risks are categorised under the following headings:
    Counterparties
    The BHP Billiton Group conducts transactions with the following major types of counterparties:
•	Receivables counterparties

Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.

•	Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

•	Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.
The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.
Geographic
The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and China. Other countries where a large credit risk exposure exists include South Korea, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.
Terms of trade are continually monitored by the BHP Billiton Group.
Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.
Industry
The BHP Billiton Group is not materially exposed to any individual industry or customer.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued
Hedging of financial risks
Changes in the fair value of instruments used as hedges are not recognised in the Statement of Financial Performance until the hedge position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

			Net gains/			Net gains/
	Gains	Losses	(losses)	Gains	Losses	(losses)
	2005	2005	2005	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M

Opening balance unrecognised gains/(losses)	17	(94)	(77)	104	(17)	87
(Gains)/losses arising in previous years recognised in the year	(7)	65	58	(94)	16	(78)

Gains/(losses) arising in prior years and not recognised	10	(29)	(19)	10	(1)	9
Gains/(losses) arising in the year and not recognised	372	(307)	65	7	(93)	(86)

Closing balance unrecognised gains/(losses) (a)	382	(336)	46	17	(94)	(77)

of which:
Gains/(losses) expected to be recognised within one year	341	(288)	53	7	(65)	(58)
Gains/(losses) expected to be recognised after one year	41	(48)	(7)	10	(29)	(19)

	382	(336)	46	17	(94)	(77)

(a)	Full recognition will not appear in the Statement of Financial Performance as US$42 million profit (2004: US$26 million loss) will be capitalised into fixed assets.
Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward	CCIRS	Interest	Finance	Forward	CCIRS	Interest	Finance
	currency	interest	rate	lease	currency	interest	rate	lease
	swaps	component	swaps	swap (a)	swaps	component	swaps	swap (a)
	2005	2005	2005	2005	2004	2004	2004	2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Opening balance unrecognised gains	—	22	(60)	1	11	36	41	2
(Gains)/losses arising in previous years recognised in the year	—	42	30	(1)	(7)	—	—	(1)

Gains arising in prior years and not recognised	—	64	(30)	—	4	36	41	1
Gains/(losses) arising in the year and not recognised	—	9	29	—	(4)	(14)	(101)	—

Closing balance unrecognised gains/(losses)	—	73	(1)	—	—	22	(60)	1

of which:	—			—
Gains/(losses) expected to be recognised within one year	—	(2)	3	—	—	(42)	(30)	—
Gains/(losses) expected to be recognised after one year	—	75	(4)	—	—	64	(30)	1

	—	73	(1)	—	—	22	(60)	1

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
38 Financial instruments continued
Fair value of financial instruments
The following table presents the book values and fair values of the BHP Billiton Group’s financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.
The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value	Fair value	Book value	Fair value
	2005	2005	2004	2004
	US$M	US$M	US$M	US$M

Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Current interest bearing liabilities	(1 600)	(1 600)	(1 330)	(1 330)
Non-current interest bearing liabilities	(9 973)	(10 232)	(5 876)	(6 113)
Cross currency contracts
Principal	447	423	399	399
Interest rate	40	113	43	65
Other liabilities to be settled in cash	(4 931)	(4 931)	(3 214)	(3 214)
Finance lease swap	—	—	24	25
Interest rate swaps	28	27	30	(30)
Cash and money market deposits	1 418	1 418	1 818	1 818
Loans to joint ventures	84	84	238	238
Current financial assets	212	212	167	167
Non-current financial assets	98	163	123	202
Investment in exploration companies (refer note 19)	—	21	—	19
Other assets to be settled in cash	3 804	3 804	3 154	3 154
Derivative financial instruments held to hedge the BHP Billiton Group’s exposure on expected future sales and capital and operating purchases
Forward commodity contracts	—	6	—	(47)
Forward foreign currency contracts	40	40	(30)	(30)

	(10 333)	(10 452)	(4 454)	(4 677)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps and the impact of finance lease swaps.

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
39 Contingent liabilities

	2005	2004
	US$M	US$M

Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorised as arising from:
Joint venture entities (unsecured)
Other (a)	104	93

	104	93

Subsidiary undertakings (unsecured, including guarantees)
Performance guarantees (b)	1	1
Other (a)	155	144

	156	145

Total contingent liabilities	260	238

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present and for which no amounts have been included in the table above.

(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
40 Commitments

	2005	2004
	US$M	US$M

Capital expenditure commitments not provided for in the financial statements
Due not later than one year	2 308	1 321
Due later than one year and not later than five years	110	255

Total capital expenditure commitments	2 418	1 576

Lease expenditure commitments
Finance leases (a)
Due not later than one year	7	10
Due later than one year and not later than five years	30	42
Due later than five years	70	54

Total commitments under finance leases	107	106
deduct Future financing charges	51	30

Finance lease liability	56	76

Operating leases (b)
Due not later than one year (c)	250	199
Due later than one year and not later than five years	562	393
Due later than five years	212	231

Total commitments under operating leases	1 024	823

Other commitments
Due not later than one year
Supply of goods and services	658	639
Royalties	7	33
Exploration expenditure	199	46
Chartering costs	103	156

	967	874

Due later than one year and not later than five years
Supply of goods and services	1 622	1 304
Royalties	18	19
Exploration expenditure	49	13
Chartering costs	110	87

	1 799	1 423

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
40 Commitments continued

	2005	2004
	US$M	US$M

Due later than five years
Supply of goods and services	1 136	954
Royalties	37	42
Exploration expenditure	32	—
Chartering costs	34	45

	1 239	1 041

Total other commitments	4 005	3 338

(a)	Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, powerlines, mobile equipment and vehicles. Refer notes 25 and 28.

(b)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.

(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$250 million (2004: US$199 million) in the next year as follows:

	2005	2004
	US$M	US$M

Land and buildings
Leases which expire:
Within one year	6	5
Between two and five years	12	14
Over five years	25	51

	43	70

Other operating leases
Leases which expire:
Within one year	25	29
Between two and five years	128	61
Over five years	54	39

	207	129

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits
The BHP Billiton Group contributes to a number of superannuation schemes and pension schemes which exist to provide benefits for employees and their dependants on retirement, disability or death. The schemes include Company sponsored funds, multi-employer industry schemes and statutory retirement schemes and are either defined benefit or defined contribution arrangements. The BHP Billiton Group and employee members make contributions as specified in the rules of the respective schemes.
Financial statement impacts and disclosures
The total amount of BHP Billiton Group contributions to all schemes was US$165 million and US$154 million for the years ended 30 June 2005 and 2004 respectively.
Expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. In addition, provision is made in the financial statements for retirement benefits payable to non-executive Directors who were Directors of BHP Billiton Limited prior to the DLC merger on 29 June 2001. Formal independent actuarial reviews of BHP Billiton Group sponsored defined benefit funds are undertaken at least every three years for funding purposes, but annually for accounting purposes.
The following table outlines the annual pension charge:

	2005	2004
	US$M	US$M

Defined contribution schemes	67	53
Industry-wide schemes	32	26
Defined benefit schemes (a)
Regular cost	46	40
Variation cost	37	41
Interest cost	(17)	(17)

	165	143

(a)	Excludes net exchange gains on net monetary pension assets of US$26 million (2004: US$8 million).

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the Statement of Financial Position at 30 June 2005 gives rise to an asset of US$312 million (2004: US$282 million) and a liability of US$80 million (2004: US$62 million).
The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.
The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.
For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the accounting charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll, over the remaining service life of the employees.
The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$27 million (2004: US$19 million) excluding an exchange gain of US$9 million (2004: US$20 million loss).
Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa %	US %	Canada %	Suriname %

Ultimate healthcare inflation rate	7.25	5.00	5.00	3.50
Discount rate	10.00	6.25	6.00	5.50

The following is a summary of the most recent financial position of the major schemes in which the BHP Billiton Group participates in accordance with AASB 1028 ‘Employee Benefits’ based on values of assets and liabilities as at 30 June 2005:

			Accrued		Plan		Net surplus/		Vested
			benefits (a)		assets		(deficit)		benefits (a)
		Last reporting	2005	2004	2005	2004	2005	2004	2005	2004
Name of fund	Fund type	date	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M

BHP Billiton	Defined benefit/
Superannuation Fund (a)(b)	Defined contribution	30 June 2005	1 228	988	1 272	988	44	—	1 284	1 021
Other plans (c)(d)	Defined benefit	30 June 2005	1 227	1 037	1 120	929	(107)	(108)	1 227	1 037

Total for BHP Billiton Group sponsored plans			2 455	2 025	2 392	1 917	(63)	(108)	2 511	2 058

(a)	Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership and compensation up to the relevant reporting date.

(b)	Obligation on the BHP Billiton Group to contribute under Superannuation Guarantee levy requirements. Contributions are made by the member and the BHP Billiton Group and are based on a percentage of a member’s base salary or wage.

(c)	Non-Australian plans are not required to report under AAS 25 ‘Financial Reporting by Superannuation Plans’, and hence do not produce results for reporting under AASB 1028. Accrued liabilities and asset values for other plans have generally been taken from FRS 17 disclosures as at 30 June 2005 (refer below), amended to comply with the principles of AASB 1028 if required. For other plans, the value of vested benefits have generally been taken as the value of accrued benefits.

(d)	Net surplus/(deficit) in respect of other plans does not include surpluses in respect of certain plans in South Africa, Suriname and Canada. This is to reflect legislative restrictions on access to any surplus amounts by the BHP Billiton Group. Liability values have been increased to reflect this.

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
Other methods
Various accounting standards relating to accounting for pension arrangements are in use, or available for use, in jurisdictions throughout the world. While Australian GAAP has no specific standard dealing with accounting for pension arrangements by employers, disclosure requirements are included in AASB 1028 ‘Employee Benefits’. UK GAAP allows the application of either SSAP 24 ‘Accounting for Pension Costs’ or FRS 17 ‘Retirement Benefits’, US GAAP requires application of FAS 87 ‘Employers’ Accounting for Pensions’ as amended by FAS 132 ‘Employers Disclosures about Pensions and Other Postretirement Benefits’ and International Financial Reporting Standards will require IAS 19 ‘Employee Benefits’ to be applied.
The accounting policy adopted by the BHP Billiton Group is consistent with the requirements of SSAP 24 and has been consistently applied in these financial statements.
SSAP 24, FAS 87 and IAS 19 are similar in that they all include mechanisms which defer or spread the recognition of actuarial gains and losses and therefore mitigate the volatility in net profit between reporting periods. SSAP 24, FAS 87 and one of the options under IAS 19 achieve this through the recognition of actuarial gains and losses over the remaining expected employees’ service lives.
FRS 17 and another option under IAS 19 mitigate the volatility in net profit by taking all actuarial gains and losses directly to shareholders’ equity through the Statement of Total Recognised Gains and Losses (STRGL). The AASB has released AASB 119 ‘Employee Benefits’ which is consistent with IAS 19 and is similar to FRS 17 in many respects including disclosure requirements. For this reason the Directors are of the opinion that the Group’s FRS 17 disclosures, although not required under Australian GAAP, may be of interest to all shareholders of the BHP Billiton Group.
Pension schemes – FRS 17 disclosures
The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are performed by local actuaries for all funds at a date close to 30 June 2005 and rolled forward to 30 June 2005. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%

Year ended 30 June 2005
Salary increases	4 to 5	3.5 to 4.5	4.5	2.9 to 5.05	5 to 6	4 to 6.08
Pension increases	n/a	0	0 to 3	1.9 to 2.8	3.2 to 4	2.5 to 4
Discount rate	5.2	5.2	5.1	3.9 to 5.0	7.75 to 8	5.25 to 10.24
Inflation	2.5	2.5 to 2.7	3	1.9 to 2.8	4	3 to 4

Year ended 30 June 2004
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Bonds	100	70	77	86	23	85	441
Equities	243	50	237	104	115	2	751
Property	33	—	—	—	3	—	36
Cash and net current assets	11	6	3	4	19	1	44
Insured annuities	—	9	—	20	98	—	127
Other	11	—	—	21	4	1	37

Total assets	398	135	317	235	262	89	1 436
Actuarial liabilities	(418)	(130)	(530)	(351)	(189)	(89)	(1 707)
Unrecognised surplus	—	(27)	—	(3)	(73)	(3)	(106)

Deficit	(20)	(22)	(213)	(119)	—	(3)	(377)
Related deferred tax asset	7	3	—	34	—	1	45

Net pension liability	(13)	(19)	(213)	(85)	—	(2)	(332)

Year ended 30 June 2004
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	—	—	—	11	—	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	—	8	—	19	87	—	114
Other	—	—	—	6	2	1	9

Total assets	266	107	298	209	230	62	1 172

Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1 393)
Unrecognised surplus	—	(22)	—	—	(34)	(10)	(66)

Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	—	49

Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
The expected rates of return on these asset categories were:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%

Year ended 30 June 2005
Bonds	4.6 to 5.4	5.3 to 5.75	4.5 to 6.5	3.6 to 4.8	6.27 to 7	6 to 12.1
Equities	8.4 to 9.9	8 to 8.6	8 to 9	7.1 to 8	9 to 9.25	15.5 to 16.96
Property	6.9 to 7.6	n/a	n/a	n/a	9.25	n/a
Cash and net current assets	4.2	2.5 to 3	3 to 3.5	3.8 to 5	4.3 to 5.57	6
Insured annuities	n/a	2	n/a	5	6.75 to 8	n/a
Other	6.8 to 9.9	n/a	n/a	4.35 to 5.3	5.57 to 9.25	12

Total assets	7.36 to 8.14	2 to 7.48	5.52 to 8.39	4.8 to 7.16	7.4 to 8.41	6.25 to 12.43

Year ended 30 June 2004
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.5 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9

Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24

Analysis of the operating costs:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Current service cost	25	5	12	12	3	1	58
Past service costs	—	—	—	(4)	—	—	(4)
Curtailment losses/(gains)	—	—	(2)	2	(3)	—	(3)

Total operating charge	25	5	10	10	—	1	51

Year ended 30 June 2004
Current service cost	26	3	12	11	4	1	57
Past service costs	—	—	2	—	—	13	15
Previously unrecognised surplus deducted from past service costs	—	—	—	—	—	(10)	(10)

Total operating charge	26	3	14	11	4	4	62

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
Analysis of the financing credits/(costs):

						South
	Australia	Canada	US	Europe	South Africa	America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Expected return on pension scheme assets	22	6	25	14	20	5	92
Interest on pension scheme liabilities	(18)	(7)	(28)	(16)	(17)	(4)	(90)

Net return/(cost)	4	(1)	(3)	(2)	3	1	2

Year ended 30 June 2004
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)

Net return/(cost)	5	(1)	(5)	(2)	4	1	2

Analysis of gains and losses that would be recognised in STRGL:

						South
	Australia	Canada	US	Europe	South Africa	America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Actual return less expected return on pension scheme assets	33	11	7	13	40	10	114
Experience gains/(losses) arising on scheme liabilities	(2)	(4)	—	(2)	6	(5)	(7)
Changes in assumptions underlying the present value of scheme liabilities	(8)	(14)	(74)	(60)	7	(15)	(164)
Gain/(losses) pursuant to unrecognised surpluses	—	(3)	—	(3)	(44)	8	(42)

Total actuarial gain/(loss) recognised in STRGL	23	(10)	(67)	(52)	9	(2)	(99)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	8.3%	8.1%	2.2%	5.5%	15.3%	11.2%	7.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(0.5%)	(3.1%)	0.0%	(0.6%)	3.2%	(5.6%)	(0.4%)
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.5%	(7.7%)	(12.6%)	(14.8%)	4.8%	(2.2%)	(5.8%)

Year ended 30 June 2004
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on scheme liabilities	(22)	—	—	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	—	27
Loss pursuant to unrecognised surpluses	—	(3)	—	—	—	(10)	(13)

Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9%)	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3%)	0%	0%	(2.1%)	1.9%	(1.9)%	(1.8%)
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6%)	5.6%	4.2%

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
The Pension Funds Second Amendment Act, 2001 in South Africa requires surpluses in pension funds to be used in a manner specified under Regulations to the Act to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, no surplus is recognised for the South African schemes with an actuarial loss recognised in the STRGL.
Analysis of the movement in surplus/(deficit):

						South
	Australia	Canada	US	Europe	South Africa	America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(4)	—	—	—	—	—	(4)
Current service cost	(25)	(5)	(12)	(12)	(3)	(1)	(58)
Contributions	22	7	18	14	3	2	66
Past service cost	—	—	—	4	—	—	4
Other finance income/(costs)	4	(1)	(3)	(2)	3	1	2
Actuarial gains/(losses)	23	(10)	(67)	(52)	9	(2)	(99)
Curtailment gains/(losses)	—	—	2	(2)	3	—	3
Exchange gains/(losses)	(3)	(2)	—	2	—	(1)	(4)

Deficit in schemes at 30 June 2005	(20)	(22)	(213)	(119)	—	(3)	(377)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	—	—	—	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	—	75
Past service cost	—	—	(2)	—	—	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	—	(6)	(3)	1	(11)

Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
Post-retirement medical benefits — FRS 17 disclosures
The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2005, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa %	US %	Canada %	Suriname %	UK %

Year ended 30 June 2005
Ultimate healthcare inflation rate	6	5	5	5	n/a
Discount rate	8.25	5.1	5.2	5.25	n/a

Year ended 30 June 2004
Ultimate healthcare inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5

The actuarial liabilities of the post-retirement medical benefits were:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Present value of scheme liabilities	(143)	(147)	(26)	(19)	—	(335)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(161)	(147)	(26)	(19)	—	(353)
Related deferred tax asset	48	16	—	6	—	70

Net post-retirement liability	(113)	(131)	(26)	(13)	—	(283)

Year ended 30 June 2004
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	—	—	—	—	(27)

Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	—	3	—	64

Net post-retirement liability	(132)	(119)	(25)	(7)	(1)	(284)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
Analysis of the operating costs/(credits):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Current service cost	4	3	—	—	—	7
Past service cost	(7)	—	—	—	—	(7)
Curtailment gains	(22)	—	—	—	—	(22)

Total operating charge	(25)	3	—	—	—	(22)

Year ended 30 June 2004
Current service cost	3	3	—	—	—	6
Past service cost	16	1	—	—	—	17

Total operating charge	19	4	—	—	—	23

Analysis of the financing credits/(costs):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Interest on post-retirement medical liabilities	(16)	(8)	(1)	(1)	—	(26)

Net cost	(16)	(8)	(1)	(1)	—	(26)

Year ended 30 June 2004
Interest on post-retirement liabilities	(14)	(8)	(1)	(1)	—	(24)

Net cost	(14)	(8)	(1)	(1)	—	(24)

Analysis of gains and losses that would be recognised in STRGL:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Experience gains arising on scheme liabilities	5	1	1	1	—	8
Changes in assumptions underlying the present value of scheme liabilities	(8)	(21)	—	(6)	—	(35)

Actuarial (loss)/gain recognised in STRGL	(3)	(20)	1	(5)	—	(27)

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	3.5%	0.7%	3.8%	5.3%	0%	2.4%
Total (loss)/gain recognised in STRGL as a percentage of the present value of scheme liabilities	(2.1%)	(13.6%)	3.8%	(26.3%)	0%	(8.1%)

Year ended 30 June 2004
Experience gains arising on scheme liabilities	23	10	—	—	—	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	—	—	—	2

Actuarial gain recognised in STRGL	22	13	—	—	—	35

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9%

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
41 Superannuation, pensions and post-retirement medical benefits continued
Analysis of the movement in surplus/(deficit):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	—	—	(3)	1	(2)
Current service cost	(4)	(3)	—	—	—	(7)
Contributions	9	8	2	—	—	19
Past service costs	7	—	—	—	—	7
Other finance costs	(16)	(8)	(1)	(1)	—	(26)
Actuarial gains/(losses)	(3)	(20)	1	(5)	—	(27)
Curtailment gains	22	—	—	—	—	22
Exchange gains/(losses)	12	—	(3)	—	—	9

Deficit in schemes at 30 June 2005	(161)	(147)	(26)	(19)	—	(353)

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	2	—	9	(1)	10
Current service cost	(3)	(3)	—	—	—	(6)
Contributions	6	10	2	1	—	19
Past service costs	(16)	(1)	—	—	—	(17)
Other finance costs	(14)	(8)	(1)	(1)	—	(24)
Actuarial gains	22	13	—	—	—	35
Exchange losses	(30)	—	—	—	—	(30)

Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

Joint ventures — FRS 17 disclosures
If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group’s joint ventures at 30 June 2005, a deficit of US$nil (2004: US$49 million) would have been recognised in the Statement of Financial Position and actuarial gains of US$nil (2004: US$12 million) would have been taken to the Group STRGL. The relevant joint ventures have been sold during the financial year.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures
Directors
The following persons were Directors of the BHP Billiton Group during the financial year:
Chairman — non-executive
D R Argus AO
Executive Directors
C W Goodyear, Chief Executive Officer
M Salamon, Group President Non-Ferrous Metals
Non-executive Directors
Dr D C Brink
Dr J G Buchanan
M A Chaney
Mr C Cordeiro*
D A Crawford
Dr D A Jenkins
Lord Renwick of Clifton
Dr J M Schubert
* Appointed on 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed to the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the period that was available for him to comply.
Executives (other than Directors) with the greatest authority for strategic direction and management
The following persons were Specified Executives being the executives with the greatest authority for the strategic direction and management of the Group during the current financial year:

Name	Position	Employer
P S Aiken	Group President Energy	BHP Billiton Limited
J C Fast	Chief Legal Counsel	BHP Billiton Limited
R W Kirkby	Group President Carbon Steel Materials	BHP Billiton Limited
Dr M J Kloppers	Chief Commercial Officer	BHP Billiton Plc
C J Lynch	Chief Financial Officer	BHP Billiton Limited
Remuneration of Directors and Specified Executives
The principles used to determine the nature and amount of remuneration are detailed in the Remuneration Report in the BHP Billiton Limited Annual Report 2005 (‘Remuneration Report’). The sections of the Remuneration Report referred to within this note form part of the financial report. The following are the relevant sections of the report:
•	Section 2 — Remuneration Policy

•	Section 3 — Remuneration structure (excluding sub-section 3.3);

•	Section 4 — Executive Directors;

•	Section 6.1 — Non-executive Directors Remuneration policy; and

•	Section 8 — Appendices
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Details of remuneration
Details of the remuneration of each Director of BHP Billiton Limited and each of the Specified Executives of the BHP Billiton Group, including their personally-related entities, are set out in the following tables:
Directors of BHP Billiton Limited

Post-employment
2005	Primary benefits				benefits	Equity compensation(a) (b)		Total	Total(g)
			Dividend			Value of
	Base salary,		Equivalent			deferred	Share based
	fees and	Annual cash	Payment	Other	Retirement	Shares and	compensation
	allowances	bonus	value(c)	benefits(d)	benefits	Options(e)	— long-term	2005	2004
Name	S$	US$	US$	US$	US$	US$	US$	US $	US $

D R Argus AO	465 000	—	—	1 847	23 388	—	—	490 235	257160
C W Goodyear	1 312 500	1 240 313	221 650	60 801	630 000	917 549	552 711	4 935 524	4 137 398	(g)
M Salamon	1 329 998	1 207 599	116 768	148 751	700 243	796 167	439 554	4 739 080	3 593 749	(g)
Dr D C Brink	159 000	—	—	3 924	—	—	—	162 924	100 119
Dr J G Buchanan	152 000	—	—	4 547	—	—	—	156 547	108 500
M A Chaney(f)	103 000	—	—	87	4 421	—	—	107 508	83 991
C Cordeiro (h)	21 369	—	—	—	—	—	—	21 369	—
D A Crawford	140 000	—	—	3 769	6 497	—	—	150 266	104 561
Dr D A Jenkins	142 000	—	—	—	—	—	—	142 000	110 000
Lord Renwick of Clifton	107 000	—	—	—	—	—	—	107 000	73 000
Dr J M Schubert	115 000	—	—	1 651	5 199	—	—	121 850	83 665

Total	4 046 867	2 447 912	338 418	225 377	1 369 748	1 713 716	992 265	11 134 303	8 652 143

(a)	The amount in respect of equity compensation represents the estimated value of awards granted under the applicable schemes. For long-term share based compensation fair values at grant date are independently determined using a Monte Carlo simulation model which takes into account Performance Hurdles, the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

(b)	Equity compensation is to be allocated and included in remuneration over the vesting period.

(c)	Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares and Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant. Total estimated Dividend Equivalent Payments receivable are included over the vesting period.

(d)	The Group pays premiums for Directors and Officers’ insurance, which insures the Directors and Specified Executives, amongst others, against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group. It is not possible to determine an amount attributable to any specific person covered by the insurance.

(e)	Value of deferred shares and options is included over the vesting period.

(f)	Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited during the year until 12 July 2005 when he retired from that company.

(g)	Amounts in respect of the estimated value of remuneration for 2004 have been restated. The estimated value of equity compensation has been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

(h)	Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27 542 during the period in which he was not a member of the Board.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Certain non-executive Directors are members of a retirement fund, which was closed on 24 October 2003. An earnings rate equal to the five year Australian Government Bond Rate is being applied to the frozen entitlements that had accumulated at that date. Further details are provided in Section 6.3 of the Remuneration Report. The interest earned is not considered to form part of their remuneration.
Specified executives of the BHP Billiton Group

Post-
employment
2005	Primary benefits				benefits	Equity compensation(a) (b)		Total	Total
Dividend
			Equivalent			Value of	Share based
		Annual	Payment	Other	Retirement	Deferred	compensation
	Base salary	cash bonus	value(c)	Benefits(d)	benefits	Shares	— long-term	2005	2004
Name	US$	US$	US$	US$	US$	US$	US$	US $	US $

P S Aiken	1 012 656	731 330	86 361	920 606	365 569	552 426	328 088	3 997 036	2 998 648
J C Fast	707 053	651 832	73 686	—	253 832	481 135	259 287	2 426 825	1 990 641
R W Kirkby	828 823	781 497	85 502	1 296	303 349	536 654	281 608	2 818 729	2 098 524
Dr M J Kloppers	864 532	815 409	87 915	157 585	357 244	548 830	294 075	3 125 590	2 371 033
C J Lynch	792 855	719 278	84 302	24 268	275 121	520 745	291 075	2 707 644	2 156 728

Total	4 205 919	3 699 346	417 766	1 103 755	1 555 115	2 639 790	1 454 133	15 075 824	11 615 574

(a)	The amount in respect of equity compensation represents the estimated value of awards granted under the applicable schemes. For long-term share based compensation fair values at grant date are independently determined using a Monte Carlo simulation model which takes into account Performance Hurdles, the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

(b)	Equity compensation is to be allocated and included in remuneration over the vesting period.

(c)	Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares and Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant. Total estimated Dividend Equivalent Payments receivable are included over the vesting period.

(d)	The Group pays premiums for Directors and Officers’ insurance, which insures the Directors and Specified Executives, amongst others, against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group. It is not possible to determine an amount attributable to any specific person covered by the insurance.

(e)	Amounts in respect of the estimated value of remuneration for 2004 have been restated. The estimated value of equity compensation has been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.
Service agreements
Remuneration and other terms of employment for the executive Directors and the Specified Executives are formalised in service agreements. Each of these agreements provides performance-related cash bonuses, other benefits including health insurance, relocation costs, life assurance, car allowances and tax advisory services, and participation, when eligible, in the Group Incentive Scheme. Major provisions of the agreements relating to remuneration are set out in the Remuneration Report. The relevant sections of the report are as follows:
•	Section 4 — Executive Directors;

•	Section 6.1 — Non-Executive Directors — Remuneration Policy;

•	Section 5.1 — Specified Executives — Service contracts;

•	Section 5.3 — Specified Executives — Group Incentive Scheme; and

•	Section 5.5 — Specified Executives — Retirement benefits.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Share and Option plans
The details of executive Directors’ interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration, are detailed in the Remuneration Report in sections 4.1.4 for C W Goodyear and section 4.2.4 for M Salamon. The non-executive Directors do not receive options and rights as part of their remuneration.
The following tables set out details of the Specified Executives’ interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration. The details of the Specified Executives’ interests in the plans, including comparatives, are presented as ordinary shares under award. This includes where applicable a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002. No options held by Specified Executives are vested but not exercisable, except where stated. There are no amounts outstanding on the exercise of options unless otherwise stated.
Group Incentive Scheme 2004 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a))	Vested	Lapsed	At 30 June 2005

P S Aiken(b)	—	58 553	—	—	58 553	August 2006
J C Fast(b)	—	53 908	—	—	53 908	August 2006
R W Kirkby (b)	—	57 450	—	—	57 450	August 2006
Dr M J Kloppers(c)	—	60 548	—	—	60 548	August 2006
C J Lynch (b)	—	55 908	—	—	55 908	August 2006

Total	—	2 86 367	—	—	28 6367

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Deferred Share was estimated at A$13.34 and £5.31 respectively.

(b)	Granted BHP Billiton Limited awards.

(c)	Granted BHP Billiton Plc awards.
Long Term Incentive Plan 2004 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005

P S Aiken(b)	—	225 000	—	—	225 000	August 2009
J C Fast(b)	—	175 000	—	—	175 000	August 2009
R W Kirkby(b)	—	225 000	—	—	225 000	August 2009
Dr M J Kloppers(c)	—	225 000	—	—	225 000	August 2009
C J Lynch(b)	—	225 000	—	—	225 000	August 2009

Total	—	1 075 000	—	—	1 075 000

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Performance Share was estimated at A$6.85 and £2.63 respectively.

(b)	Granted BHP Billiton Limited awards.

(c)	Granted BHP Billiton Plc awards.
Group Incentive Scheme 2003 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005

P S Aiken	69 815	—	—	—	69 815	August 2005
J C Fast	54 782	—	—	—	54 782	August 2005
R W Kirkby	58 031	—	—	—	58 031	August 2005
Dr M J Kloppers	55 378	—	—	—	55 378	August 2005
C J Lynch	61 010	—	—	—	61 010	August 2005

Total	299 016	—	—	—	299 016

Group Incentive Scheme 2003 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005

P S Aiken	69 815	—	—	—	69 815	August 2006
J C Fast	54 782	—	—	—	54 782	August 2006
R W Kirkby	58 031	—	—	—	58 031	August 2006
Dr M J Kloppers	55 378	—	—	—	55 378	August 2006
C J Lynch	61 010	—	—	—	61 010	August 2006

Total	299 016	—	—	—	299 016

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Group Incentive Scheme 2002 Performance Shares

Ordinary Shares under award
Name	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	Vesting date

P S Aiken	158 118	—	—	—	158 118	August 2005
J C Fast	115 921	—	—	—	115 921	August 2005
R W Kirkby	110 391	—	—	—	110 391	August 2005
Dr M J Kloppers	119 485	—	—	—	119 485	August 2005
C J Lynch	117 117	—	—	—	117 117	August 2005

Total	621 032	—	—	—	621 032

Performance Share Plan 2001

BHP Billiton Limited Ordinary Shares under award
Name	At 1 July 2004	Granted	Vested	Lapsed(a)	At 30 June 2005	Vesting date

P S Aiken(b)	131 856	—	118 670	131 86	—	1 October 2004
J C Fast(d)	107 093	—	96 384	10 709	—	1 October 2004
R W Kirkby(c)	82 330	—	74 097	8 233	—	1 October 2004
C J Lynch(d)	109 559	—	98 603	10 956	—	1 October 2004

Total	430 838	—	387 754	43 084	—

(a)	90 per cent of the Shares vested on 1 October 2004, following the end of the performance period and the BHP Billiton Ltd market price was A$14.28. The remaining 10 per cent lapsed.
(b)	The market date on the date of exercise (7 October 2004) was A$14.94. The aggregate gain was A$1 772 930.
(c)	The market price on the date of exercise (6 October 2004) was A$14.70. The aggregate gain was A$1 089 226.
(d)	Mr Fast and Mr Lynch have not yet exercised the 96 384 and 98 603 shares which vested on 1 October 2004.
Restricted Share Scheme (RRS) 2001

BHP Billiton Plc Ordinary Shares under award
Name	At 1 July 2004	Granted	Vested	Lapsed(b)	At 30 June 2005	Vesting date

Dr M J Kloppers(a)	84 182	—	75 764	8 418	—	8 October 2004

Total	84 182	—	75 764	8 418	—

(a)	The shares were transferred to Dr M J Kloppers on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain was £470 494.
(b)	90 per cent of the Shares vested on 1 October 2004, following the end of the performance period and the BHP Billiton Plc market price was £5.95. The remaining 10 per cent lapsed.
Performance Share Plan 2000

BHP Billiton Limited Ordinary Shares under award
Name	At 1 July 2004	Granted	Vested(a)	Lapsed	At 30 June 2005	Vesting date

C J Lynch	43 592	—	43 592	—	—	1 July 2004

Total	43 592	—	43 592	—	—

(a)	100 per cent of the Shares vested on 1 July 2004, following the end of the performance period and the BHP Billiton Limited market price was A$12.51. As at 30 June 2005, Mr Lynch had not yet exercised the 43 592 vested shares.
Performance Share Plan (Medium Term Incentive) 2001

BHP Billiton Limited Ordinary Shares under award
Name	At 1 July 2004(a)	Granted	Vested	Lapsed	At 30 June 2005	Vesting date(b)

J C Fast	36 155	—	—	—	36 155	1 October 2005
R W Kirkby	22 597	—	—	—	22 597	1 October 2005

Total	58 752	—	—	—	58 752

(a)	Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.
(b)	The first performance period ceased on 30 September 2003. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the Plan until October 2005.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Co-Investment Plan (CIP) 2001

	BHP Billiton Plc Ordinary Shares under award
					At 30 June
Name	At 1 July 2004 (a)	Granted	Vested	Lapsed	2005	Vesting date(b)

Dr M J Kloppers	95295	—	—	—	95295	1 October 2005

(a)	Includes 26 471 committed shares invested by Dr M J Kloppers.
(b)	The first performance period ceased on 30 September 2003. Dr M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the Plan until October 2005.
Bonus Equity Plan 2001

	BHP Billiton Limited Ordinary Shares under award
Name	At 1 July 2004	Granted	Vested(a)	Lapsed	At 30 June	Release date

P S Aiken(b)	77404	—	77404	—	—	November 2004
C J Lynch(c)	18692	—	18692	—	—	November 2004

Total	96096	—	96096	—	—

(a)	In November 2001, shares were allotted to BHP Billiton Ltd employees under the Bonus Equity Plan (BEP). The shares were held by the BHP Bonus Equity Plan Trust on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. PS Aiken and CJ Lynch instructed the trustee to transfer the shares to them on 24 November 2004 and 23 December 2004 respectively.
(b)	The market price on date of transfer (24 November 2004) was A$14.98. The aggregate gain was A$1 159 512.
(c)	The market price on date of transfer (23 December 2004) was A$15.42. the aggregate gain was A$288 231.
Executive Share Scheme Partly Paid Shares

BHP Billiton Limited Ordinary Shares under award
	At 1 July					At 30 June		First exercise
R W Kirkby	2004(a)	Granted	Exercised		Lapsed	2005	Unpaid amount(d)	date	Expiry date

ESS 1997	74 964	—	74 964	(b)	—	—	A$6.83	n/a	1 October 2017
ESS 1996	107 090	—	107 090	(c)	—	—	A$6.94	n/a	2 October 2016
ESS 1995	72 279	—	—		—	72 279	A$8.17	n/a	4 October 2015
ESS 1994	108 255	—	—		—	108 255	A$8.43	n/a	4 October 2014

Total	362 588	—	182 054		—	180 534

(a)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.
(b)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$598 962.
(c)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$843 869.
(d)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2005 adjusted for bonus issues.
No options have been granted since the end of the financial year.
Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the Employee Share Ownership Plan, is set out in note 31.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Equity holdings and transactions
The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Director and specified executive, including their personally—related entities is as follows:

Received on exercise of
BHP Billiton shares(a)	Held at 1 July 2004	Purchases	options or rights (h)	Disposals	Held at 30 June 2005

Directors
D R Argus AO(b)	203 495	—	—	—	203 495
C W Goodyear(c)	638 807	—	107 200	—	746 007
	2 000	—	—	—	2 000
M Salamon(d)	977 282	—	178 347	(73305)	1 082324
Dr D C Brink(b)	39 377	—	—	—	39 377
Dr J G Buchanan	1 000	3000	—	—	4 000
Mr C Cordeiro	—	—	—	—	—
M A Chaney	12 338	—	—	—	12 338
D A Crawford(e)	29 127	—	—	—	29 127
Dr D A Jenkins	2 066	—	—	—	2 066
	10 000	—	—	—	10 000
Lord Renwick of Clifton	2 066	—	—	—	2 066
	12 385	—	—	—	12 385
Dr J M Schubert	23 675	—	—	—	23 675

Specified Executives
P S Aiken	356 422	—	118 670	—	475 092
J C Fast(f)	175 459	—	—	(172000)	3 459
R W Kirkby(g)	634 589	—	256 151	(250000)	640 740
Dr M J Kloppers	—	—	75 764	—	75 764
C J Lynch	80 679	—	—	—	80 679

(a)	Includes shares in BHP Billiton Plc and BHP Billiton Limited. Shares in BHP Billiton Limited shown in italics. All interests are beneficial.
(b)	All shares were held by nominees.
(c)	82 604 BHP Billiton Limited shares are held in the form of 41 302 American Depositary Shares, all 2 000 BHP Billiton Plc shares are held in the form of 1 000 American Depositary Shares.
(d) At 30 June 2005, 1 060 475 shares were held by nominees
(e) At 30 June 2005, 16 000 shares were held by nominees.
(f)	At 30 June 2005, 2 945 shares were held by nominees, including 929 in the form of endowment warrants.
(g)	At 30 June 2005, 85 000 partly paid shares are held and during the period a further 85,000 partly paid shares were paid in full and 97,054 bonus shares were allotted. The remaining 74 097 shares were received through the exercise of Performance Rights.
(h)	Excludes share awards vested but not exercised / transferred
Directors and their personally—related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.
Refer to note 31 for details of the Employee Share Ownership Plans referred to above.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
42 Directors’ and executives’ disclosures continued
Loans to Directors and executives
Details of loans made to Directors of BHP Billiton Limited and the Specified Executives of the Group, including their personally-related entities, are set out below.
Aggregates for Directors and Specified Executives
2005

	Balance at the		Balance at the end of
	start of the year	Interest not charged	the year	Number in Group at
Group	US$	US$	US$	the end of the year

Specified Executives of the Group	10 755	1 296	10 975	1

No Directors of BHP Billiton Limited or their personally—related entities had any loans outstanding during any part of the year.
All loans to Specified Executives in relation to the BHP Billiton Limited Employee Share Plan are for periods of up to 20 years repayable by application of dividends or an equivalent amount and are interest free.
The amounts shown for interest not charged in the table above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s length basis.
Other transactions with Directors and Specified Executives
Transactions with personally related entities
A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a personally-related entity of M A Chaney. This company provided products and services totalling US$23.818 million (2004: US$18.698 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005, the Group owed US$0.252 million.
Other transactions with BHP Billiton Group entities

Other transactions include:
•	minor purchases of products and stores; and

•	insurance with BHP Billiton Group insurance companies.
All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.
Following the termination of his employment on 1 July 2002, P Anderson (former Chief Executive Officer) entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr Anderson received a total fee of US$36 667 (2004: US$71 334) under this arrangement.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
43 Major interests in joint venture operations

			BHP Billiton Group's
			effective interest
			2005	2004
Name	Country of operation	Principal activity	%	%

Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	—	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c — Angostura	Trinidad & Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	— Alumina refining	36	36
		— Aluminium smelting	46.3	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
44 Elements relating to all joint venture operations

	2005	2004
	US$M	US$M

Current assets
Cash assets	227	213
Receivables	839	634
Inventories	820	581
Other	42	50
Non-current assets
Receivables	47	42
Other financial assets	27	26
Inventories	41	49
Property, plant and equipment	13 484	12 119
Other	319	310

BHP Billiton Group share of assets employed in joint venture operations	15 846	14 024

Contingent liabilities — unsecured (a)	49	10

Contracts for capital expenditure commitments not completed (b)	1 230	1 152

(a)	Included in contingent liabilities arising from joint venture operations. Refer note 39.
(b)	Included in capital expenditure commitments. Refer note 40.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
45 Major controlled entities
The principal controlled entities (those which principally affect the profit or net assets) of BHP Billiton Limited and BHP Billiton Plc are as follows:

			BHP Billiton Group’s
			effective interest
	Country of		2005	2004
Name	incorporation	Principal activity	%	%

BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding Company	100	100
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
45 Major controlled entities

			BHP Billiton Group’s
			effective interest
			2005	2004
Name	Country of incorporation	Principal activity	%	%

Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Limited	South Africa	Holding company	60	—
Samancor Limited	South Africa	Manganese mining	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC
Fertilizers Pty Ltd)	Australia	Fertiliser production	100	—
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
WMC (Olympic Dam Corporation) Pty Ltd	Australia	Copper and uranium mining	100	—
WMC Finance Ltd	Australia	Finance	100	—
WMC Finance (USA) Ltd	Australia	Finance	100	—
WMC Resources Ltd	Australia	Nickel mining, smelting
		and refining and
		administrative services	100	—
WMC Resources Marketing Ltd	Canada	Marketing	100	—

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
46 Non-Director related parties
Related party transactions and balances included throughout the financial statements are as follows:

	2005	2004
	US$M	US$M

Interest received or due and receivable from related parties
Associated entities (a)	11.889	12.859

Dividends received or due and receivable from related parties
Associated entities (a)	291.053	237.559

Current trade receivables due from related parties
Associated entities (a)	1.337	0.122

Current sundry receivables due from related parties
Associated entities (a)	—	1.379
Directors of controlled entities (b)	0.031	0.034

	0.031	1.413

Non-current sundry receivables due from related parties
Associated entities (a)	84.792	238.443
Directors of controlled entities (b)	1.410	1.515

	86.202	239.958

Current trade creditors due from related parties
Associated entities (a)	45.563	4.821

Current sundry creditors due to related parties
Associated entities (a)	13.175	10.505

Current interest bearing liabilities due to related parties
Associated entities (a)	22.776	148.763

Non-current sundry creditors due to related parties
Associated entities (a)	3.201	4.138

(a)	Associated entities includes all joint venture and associated entities.

(b)	Current and non-current sundry receivables due from Directors of controlled entities represent the appropriate portion of loans to Directors engaged in full-time employment within the BHP Billiton Group, mainly for acquisition of shares in BHP Billiton Limited.
Investments in joint venture and associated entities are shown in note 18.
Directors’ remuneration is shown in note 42.
Major interests in joint venture operations are shown in note 43.
Details of major controlled entities are shown in note 45.
Transactions with associated entities
The following transactions with related parties of the BHP Billiton Group occurred during the year ended 30 June 2005. It is the Group’s policy that these transactions are conducted in the normal course of business and under normal commercial terms and conditions:
•	sales of services to Australian LNG Shipping amounting to US$nil (2004: US$6.022 million);

•	sales of services to Samarco amounting to US$nil (2004: US$4.564 million);

•	sales of services to Advalloy amounting to US$1.583 million (2004: US$1.528 million); and

•	sales of services to BM Alliance Coal Operations amounting to US$58.497 million (2004: nil)
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
47 Statement of Financial Position — Australian dollars
For the convenience of the reader, an Australian dollar Statement of Financial Position of the BHP Billiton Group is detailed below. A convenience translation of amounts from US dollars into Australian dollars has been made at exchange rates of US$0.7633= A$1 at 30 June 2005 and US$0.6897 = A$1 at 30 June 2004. The exchange rates are based on the market foreign exchange rates sourced from Reuters at 12.00pm (AEST) on the last day of the financial period.

	2005	2004
	A$M	A$M

Current assets
Cash assets	1 858	2 636
Receivables	4 572	4 028
Other financial assets	278	242
Inventories	3 330	2 487
Other assets	210	255

Total current assets	10 248	9 648

Non-current assets
Receivables	811	1 085
Investments accounted for using the equity method	1 998	1 985
Other financial assets	127	178
Inventories	135	65
Property, plant and equipment	39 758	30 368
Intangible assets	672	612
Deferred tax assets	865	728
Other assets	555	538

Total non-current assets	44 921	35 559

Total assets	55 169	45 207

Current liabilities
Payables	5 360	3 755
Interest bearing liabilities	1 965	1 928
Tax liabilities	1 103	431
Other provisions and liabilities	1 606	1 174

Total current liabilities	10 034	7 288

Non-current liabilities
Payables	212	257
Interest bearing liabilities	12 611	7 906
Deferred tax liabilities	1 727	1 527
Other provisions and liabilities	6 526	5 864

Total non-current liabilities	21 076	15 554

Total liabilities	31 110	22 842

Net assets	24 059	22 365

Contributed equity — BHP Billiton Limited	2 111	2 684
Called up share capital — Billiton Plc	2 295	2 540
Reserves	836	793
Retained profits	18 370	15 845

Total BHP Billiton interest	23 612	21 862
Outside equity interest	447	503

Total equity	24 059	22 365

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
48 BHP Billiton Limited (single parent entity financial statements)
Set out below are the Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows of the BHP Billiton Limited single parent entity expressed in Australian dollars.
The full single parent entity financial statements of BHP Billiton Limited are available on the Company’s website (www.bhpbilliton.com) and are available to shareholders on request free of charge.
Statement of Financial Performance for the year ended 30 June 2005

	BHP Billiton Limited
	2005	2004
	A$M	A$M

Revenue from ordinary activities
Non-operating revenue	5 932	9 940

	5 932	9 940
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	438	385

	5 494	9 555
deduct
Depreciation and amortisation	1	1
Borrowing costs	673	807

Profit from ordinary activities before income tax	4 820	8 747

deduct
Income tax expense attributable to ordinary activities	125	22

Net profit attributable to members of BHP Billiton Limited	4 695	8 725

Total changes in equity other than those resulting from transactions with owners	4 695	8 725

Statement of Financial Position as at 30 June 2005

	BHP Billiton Limited
	2005	2004
	A$M	A$M

Current assets
Receivables (a)	31 269	28 446
Other assets	4	3

Total current assets	31 273	28 449

Non-current assets
Receivables (a)	5 240	5 614
Other financial assets	22 305	22 305
Property, plant and equipment	1	2
Deferred tax assets	163	369
Other assets	1	1

Total non-current assets	27 710	28 291

Total assets	58 983	56 740

Current liabilities
Payables(a)	31 012	30 149
Interest bearing liabilities	1	1
Tax liabilities	493	20
Other provisions	144	80

Total current liabilities	31 650	30 250

Non-current liabilities
Payables	87	325
Interest bearing liabilities (a)	5 696	5 971
Deferred tax liabilities	827	851
Other provisions	83	128

Total non-current liabilities	6 693	7 275

Total liabilities	38 343	37 525

Net assets	20 640	19 215

Contributed equity — BHP Billiton Limited	3 030	3 335
Reserves	950	877
Retained profits	16 660	15 003

Total equity	20 640	19 215

(a)	The majority of these balances represent amounts which are receivable from and payable to controlled entities within the Group. The Company has control of payment of these amounts and will manage them to ensure that at all times it has sufficient funds available to meet its commitments.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
48 BHP Billiton Limited (single parent entity financial statements) continued
Statement of Cash Flows for the year ended 30 June 2005

	BHP Billiton Limited
	2005	2004
	A$M	A$M

Cash flows related to operating activities
Receipts from customers	186	135
Payments in the course of operations	(272)	(183)
Dividends received	4 244	8 469
Interest received	1 502	1 328
Borrowing costs	(673)	(807)

Operating cash flows before income tax	4 987	8 942
Income taxes paid	(578)	(103)

Net operating cash flows	4 409	8 839

Cash flows related to investing activities
Investments in controlled entities	—	(18)

Investing outflows	—	(18)
Proceeds from sale of property, plant and equipment	—	3

Net investing cash flows	—	(15)

Cash flows related to financing activities
Proceeds from ordinary share issues	88	102
Share repurchase scheme	(2 279)	—
Payment to ESOP trust for purchase of shares	(59)	(41)
Loans to Group companies	(2 602)	(8 252)
Repayments of loans from Group companies	1 556	662
Dividends paid	(1 113)	(1 296)

Net financing cash flows	(4 409)	(8 825)

Net decrease in cash and cash equivalents	—	(1)
Cash and cash equivalents at beginning of period	(1)	—

Cash and cash equivalents at end of period	(1)	(1)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards
For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. While Australia and the UK are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:
(i)	in the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;
(ii)	the Australian Accounting Standards Board has approved IFRS-based standards some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and
(iii)	continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.
Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group’s financial statements.
Management of IFRS implementation
The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk and Audit Committee. The implementation and review phases of the project are in progress and include substantial training programmes across the Group’s finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. The project will culminate in the collection of financial information necessary to prepare IFRS-compliant financial statements, embedding of IFRS principles in business processes, elimination of any unnecessary data collection processes and Board approval of the transitional IFRS financial impact. Implementation also involves delivery of further training to staff as revised systems begin to take effect.
Development and interpretation of IFRS
The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between Australian GAAP and IFRS and their impact on the BHP Billiton Group’s financial statements. Significant judgement and interpretation have been required in estimating the IFRS impacts presented below. Two particular matters that may ultimately affect the BHP Billiton Group’s IFRS impacts relate to income tax accounting:
•	The scope of application of income tax accounting required by AASB 112 ‘Income Taxes’ remains unclear. The BHP Billiton Group is subject to a wide variety of government imposed production taxes, royalties and other imposts, in addition to regular income tax on profits. Under Australian GAAP, income tax expense and the corresponding income tax assets and liabilities relate only to regular income taxes on profits. All other forms of taxation, such as petroleum resource taxes, production royalties and other secondary taxes are accounted for as operating costs or reductions in revenue as appropriate. The amounts of such taxes are determined using accounting policies appropriate to the nature of each arrangement. The BHP Billiton Group has sought guidance from the International Financial Reporting Interpretations Committee (IFRIC) on this matter, in light of a variety of diverse interpretations applied by other entities. No guidance has been forthcoming at this time. The IFRS impacts presented below do not take account of any changes in the measurement or presentation of such taxes, royalties and similar arrangements that might ultimately be required.
•	AASB 112 requires deferred tax liabilities to be measured based on the difference between the carrying amount of assets and liabilities in the financial statements (their ‘book base’) and their equivalent carrying amounts viewed from a taxation perspective (their ‘tax base’). Different interpretations have been made as to those items eligible for inclusion in the tax base. In particular, there are divergent views as to whether the tax-deductible amount of an asset such as mineral rights, which is only available for capital gains tax purposes, is relevant in measuring the tax base of an asset that is not expected to generate capital gains income. BHP Billiton has excluded such amounts in the calculation of tax base and has consequently recognised deferred tax liabilities for assets that are not depreciable for tax purposes and not expected to generate revenue on their ultimate disposal. This area is one of many under consideration by the International Accounting Standards Board but its resolution remains unclear.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
Elections made on implementing IFRS
The rules for first time adoption of IFRS are set out in AASB 1 ‘First Time Adoption of International Financial Reporting Standards’. That standard in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet as at the BHP Billiton Group’s IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:
•	not restate previous mergers or acquisitions and the accounting thereof;
•	measure property, plant and equipment at deemed cost, being the value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;
•	not apply the requirements of AASB 2 ‘Share-based Payment’ to equity instruments granted before 7 November 2002;
•	recognise the cumulative effect of actuarial gains and losses on employee benefits to retained earnings as at the transition date; and
•	transfer all foreign currency translation differences, currently held in reserves, to retained earnings at the transition date.
In addition, BHP Billiton has applied the exemption available under AASB 1 whereby AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and AASB 139 ‘Financial Instruments: Recognition and Measurement’ shall apply from 1 July 2005 and not for the year ended 30 June 2005. Accordingly, transitional adjustments in respect of AASB 132 and AASB 139 will be recorded against retained profits and reserves, as applicable, at 1 July 2005. The IFRS impacts presented in this note do not include any amounts attributable to AASB 132 and AASB 139.
AASB 132 is not expected to change the classification of financial instruments issued by the BHP Billiton Group. AASB 139 will result in certain financial assets being measured at fair value. Changes in fair value will be recognised through profit and loss or directly in equity depending on their classification. Investments in non-traded securities will be classified as available for sale and changes in fair value recognised directly in equity until the underlying asset is derecognised. Investments in traded securities will be classified as held for trading and changes in fair value recognised in the income statement. Loans, receivables and financial liability measurement and classification will remain substantially unchanged.
Under AASB 139, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges. Interest rate swaps held for hedging purposes will be accounted for as cash flow or fair value hedges. Cash flow hedging causes the effective portion of hedge gains and losses to be recognised directly in equity until the hedged item occurs, at which time the hedge gain or loss is included in the measurement of the hedged item. Fair value interest rate hedging will result in the recognition on balance sheet of changes in fair value of applicable borrowings and the corresponding hedge. The application of hedge accounting for foreign exchange and interest rate contracts will impact future reported financial performance under IFRS to the extent that ineffectiveness arises, however the expected extent of ineffectiveness is not significant.
The Group’s commodity based transactions executed through derivative contracts will not qualify for hedge accounting under AASB 139. All such contracts will be measured at fair value and changes in fair value recognised directly in income. Certain other derivative instruments embedded within host contracts will also be measured at fair value with changes in fair value recognised directly in income.
The impact of AASB 132 and AASB 139 on the financial performance and financial position of the BHP Billiton Group in 2006 and subsequent financial years cannot be estimated as it depends on the quantity and type of financial instruments held and future movements in market prices.
BHP Billiton has also elected to adopt early AASB 6 ‘Exploration For And Evaluation Of Mineral Resources’. This enables existing accounting policies as described in the Accounting Policies section of the financial statements to apply under IFRS and for the provisions of AASB 6 to be effective from 1 July 2004.
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
Key differences in accounting policies
These financial statements have been prepared in accordance with Australian Accounting Standards and other Australian financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Group’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.
This note only provides a summary of key implications of the conversion to IFRS as currently issued, as well as their estimated impact on net equity, profit before tax and income tax expense. The estimated overall effect of IFRS is also presented by way of a consolidated statement of financial performance, consolidated statement of financial position and consolidated statement of cash flow in IFRS format. Further disclosures and explanations will be included in the Group’s IFRS financial reports for the half-year ending 31 December 2005 and the year ending 30 June 2006.
Deferred tax (AASB 112 ‘Income Taxes’)
On transition to IFRS the balance sheet liability method of tax-effect accounting is adopted, rather than the income statement liability method applied under Australian GAAP. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in the profit and loss account. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity. The following temporary differences will not give rise to deferred tax balances:
•	goodwill;

•	differences that exist on the initial recognition of assets and liabilities that are not acquired in a business combination or that affect neither accounting or taxable profit on initial recognition; and

•	differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.
The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability using tax rates enacted or substantively enacted at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.
Equity based compensation (AASB 2 ‘Share-based Payment’)
The cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under current BHP Billiton Group policy, and accrued over the period of employee service. Under IFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured, taking into account the terms and conditions attached to the options. The amount recognised as an expense in the income statement will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. This changes the total amount of compensation cost and the pattern of cost recognition.
Post-retirement and medical benefits (AASB 119 ‘Employee Benefits’)
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities currently recognised under existing BHP Billiton Group policy. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their past service. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted in deriving the net asset or liability. When the employee entitlements under a plan are improved, the proportion of the increased benefit relating to past service is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings and reduce the volatility that would otherwise have been recorded through the income statement. Under AASB 119 the principles under which regular charges are recognised in the income statement for post-retirement and medical plans are substantially different to those of existing BHP Billiton policy, but are similar to the disclosures in accordance with FRS 17 (refer note 41).
BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
Joint ventures (AASB 131 ‘Interests in Joint Ventures’)
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity (referred to under IFRS as ‘Jointly controlled entities’) are accounted for using the equity method. Under Australian GAAP, the BHP Billiton Group’s interests in the Escondida, Mozal and Valesul joint ventures are accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single-line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the tables below, the amounts of profit before tax and income tax expense are significantly affected. In addition, cash flows attributable to joint ventures that were previously proportionally consolidated are no longer included.
Goodwill and business combinations (AASB 3 ‘Business Combinations’)
IFRS prohibits the amortisation of goodwill which is mandated under Australian GAAP. In place of amortisation, impairment assessments of goodwill must be performed.
Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between Australian GAAP and IFRS with respect to the recognition of deferred tax liabilities on book base and tax base temporary differences, and the recognition of tax losses which meet the ‘probable’ criteria under AASB 112.
The following table presents a summary of the estimated impact of IFRS on net equity as at 30 June 2005 and 30 June 2004.
Reconciliation of net equity

	As at	As at
	30 June 2005	30 June 2004
	US$M	US$M

Net equity as previously reported under Australian GAAP	18 364	15 425
AASB 119 Post-retirement pension obligations — pre tax	(650)	(526)
AASB 119 Post-retirement pension obligations — deferred tax effect	158	135
AASB 119 Post-retirement medical schemes — pre tax	(111)	(76)
AASB 119 Post-retirement medical schemes — deferred tax effect	30	21
AASB 112 Deferred income tax accounting	(538)	(817)
AASB 3 Amortisation of goodwill	44	—
AASB 2 Equity based compensation payments to employees — tax effect	16	2
Additional goodwill included in net book value of disposed Chrome operations	(3)	—

Net equity in accordance with IFRS	17 310	14 164

Overall net decrease in equity under IFRS	(1 054)	(1 261)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
The following tables present a summary of the estimated impact of IFRS as noted above on profit before tax and income tax expense for the year ended 30 June 2005.
Reconciliation of profit before tax

Year ended
30 June 2005
US$M

Net profit before tax as previously reported under Australian GAAP	8 481
AASB 119 Post-retirement medical and pension obligations	(8)
AASB 112 Deferred tax effects within jointly controlled entities	(6)
AASB 3 Reversal of amortisation of goodwill under Australian GAAP	44
AASB 2 Equity based compensation payments to employees	56
AASB 131 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	(230)
Additional goodwill included in the net book value of disposed Chrome operations	(3)
AASB 112 Deferred tax on disposed Chrome operations	3

Net profit before tax in accordance with IFRS	8 337

Overall net decrease in profit before tax under IFRS	(144)

Reconciliation of income tax expense

Year ended
30 June 2005
US$M

Income tax expense previously reported under Australian GAAP	2 240
AASB 112 Recognition of prior year tax	(350)
AASB 112 Withholding and repatriation taxes	10
AASB 112 Additional foreign exchange variations	89
AASB 112 Non-tax depreciable items now tax-effected	(56)
AASB 112 Tax base resets under Australian tax consolidations	6
AASB 2 Equity based compensation payments to employees	12
AASB 131 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	(230)
AASB 119 Tax impact of additional post-retirement medical and pension benefits charged	(3)
Other	18

Income tax expense in accordance with IFRS	1 736

Overall net decrease in income tax expense under IFRS	(504)

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
The following tables present the consolidated income statement, consolidated balance sheet and consolidated cash flow statement of the BHP Billiton Group for the year ended 30 June 2005, prepared in accordance with IFRS and applying the estimated Australian GAAP to IFRS adjustments.
Consolidated Income Statement

Year ended
30 June 2005
US$M

Revenue (including share of joint ventures)
Group production	24 450
Third party products	6 670

31 120
Less: Share of joint ventures revenue included above	(4 428)

Group revenue	26 692
Other income	757
Expenses excluding finance costs	(20 568)
Income from jointly controlled entities	1 787

Profit from operations	8 668

Comprising:
Group production	8 554
Third party products	114

8 668
Net finance costs	(331)

Profit before taxation	8 337
Taxation	(1 736)

Profit after taxation	6 601
Profit attributable to minority interests	(232)

Profit attributable to members of BHP Billiton Group	6 369

Earnings per ordinary share (basic) (US cents)	104.0
Earnings per ordinary share (diluted) (US cents)	103.5

Dividend per ordinary share (US cents)	28.0

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
Consolidated Balance Sheet

	30 June 2005	30 June 2004
	US$M	US$M

Assets
Current assets
Cash	1 222	1 642
Trade and other receivables	3 216	2 585
Other financial assets	45	14
Inventories	2 399	1 590
Other	150	163

Total current assets	7 032	5 994

Non-current assets
Trade and other receivables	849	994
Other financial assets	255	267
Inventories	71	15
Investments in jointly controlled entities	3 264	2 593
Property, plant and equipment	27 444	18 276
Intangible assets	2 015	483
Deferred tax assets	1 906	1 160
Other	96	65

Total non-current assets	35 900	23 853

Total assets	42 932	29 847

Liabilities
Current liabilities
Trade and other payables	3 996	2 481
Interest bearing liabilities	1 298	1 013
Current tax payable	783	230
Provisions	1 088	642
Deferred income	120	156

Total current liabilities	7 285	4 522

Non-current liabilities
Trade and other payables	156	171
Interest bearing liabilities	8 649	4 437
Deferred tax liabilities	4 192	2 456
Provisions	4 978	3 749
Deferred income	362	348

Total non-current liabilities	18 337	11 161

Total liabilities	25 622	15 683

Net Assets	17 310	14 164

Equity
Share capital – BHP Billiton Limited	1 611	1 851
Share capital – BHP Billiton Plc	1 234	1 234
Share premium account	518	518
Reserves	154	94
Retained earnings	13 452	10 120

Total equity attributable to members of BHP Billiton Group	16 969	13 817
Minority interests	341	347

Total Equity	17 310	14 164

BHP Billiton Limited Financial Statements 2005

Notes to Financial Statements continued
49 Impact of Adopting International Financial Reporting Standards continued
Consolidated Cash Flow Statement

Year ended
30 June 2005
US$M

Operating activities
Receipts from customers	28 425
Payments to suppliers and employees	(19 352)

Cash generated from operations	9 073
Dividends received	1 002
Interest received	90
Interest paid	(315)
Income tax paid	(1 476)

Net operating cash flows	8 374

Investing activities
Purchases of property, plant and equipment	(3 450)
Exploration expenditure (including amounts capitalised)	(531)
Purchases of investments and funding of jointly controlled entities	(42)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash	(6 198)

Cash outflows from investing activities	(10 221)
Proceeds from sale of property, plant and equipment	153
Proceeds from sale or redemption of investments	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	675

Net investing cash flows	(9 166)

Financing activities
Proceeds from ordinary share issues	66
Proceeds from interest bearing liabilities	5 668
Repayment of interest bearing liabilities	(1 735)
Purchase of shares by ESOP trusts	(47)
Share repurchase scheme – BHP Billiton Limited	(1 792)
Dividends paid	(1 404)
Dividends paid to minority interests	(238)
Repayment of finance leases	(22)

Net financing cash flows	496

Net increase in cash and cash equivalents	(296)
Cash and cash equivalents at beginning of period	1 509
Effect of foreign currency exchange rate changes on cash and cash equivalents	(6)

Cash and cash equivalents at end of period	1 207

BHP Billiton Limited Financial Statements 2005

Directors’ Declaration
1. In the opinion of the Directors of BHP Billiton Limited:
(a)	The financial statements and notes, set out on pages 2 to 98 and including the information in the Remuneration Report that is described as having been audited, are in accordance with the Corporations Act 2001, including:
(i)	Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(ii)	Giving a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the year ended 30 June 2005.
(b)	There are reasonable grounds to believe that BHP Billiton Limited will be able to pay its debts as and when they become due and payable.
2. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.
Signed in accordance with a resolution of the Board of Directors.
D R Argus – Chairman
C W Goodyear – Chief Executive Officer
Dated in Melbourne this 8th day of September 2005
BHP Billiton Limited Financial Statements 2005

Independent Audit Report To the members of BHP Billiton Limited
Independent audit report to the members of BHP Billiton Limited
Scope
The financial report and directors’ responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 49 to the financial statements, the disclosures made in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 2 to 8 (excluding sub-section 3.3) of the “Remuneration report” (“remuneration disclosures”) and the directors’ declaration for the BHP Billiton Group comprising both BHP Billiton Limited (‘the Company’) and BHP Billiton Plc, and the entities they each controlled during the year, for the year ended 30 June 2005.
The Remuneration report also contains information in sections 1 and 3.3 not required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, which is not subject to our audit.
The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
Audit approach
Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions that we have formed.
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the BHP Billiton Group’s financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.
We formed our audit opinion on the basis of these procedures, which included:
▪	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

▪	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
BHP Billiton Limited Financial Statements 2005

Independent Audit Report To the members of BHP Billiton Limited
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
Audit opinion
In our opinion, the financial report including the remuneration disclosures that are contained in sections 2 to 8 (excluding sub-section 3.3) of the Remuneration report of BHP Billiton Limited are in accordance with:
a) the Corporations Act 2001, including:
i.	giving a true and fair view of the BHP Billiton Group’s financial position as at 30 June 2005 and of its performance for the financial year ended on that date; and

ii.	complying with Accounting Standards in Australia, including AASB 1046 Director and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and
b) other mandatory financial reporting requirements in Australia.
KPMG
Peter Nash
Partner
Melbourne
8 September 2005
BHP Billiton Limited Financial Statements 2005

Independent Audit Report To the members of BHP Billiton Limited
BHP Billiton Limited Financial Statements 2005

Independent Audit Report To the members of BHP Billiton Limited
BHP Billiton Limited Financial Statements 2005

Supplementary oil and gas information
Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and the assessment of the valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.
Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields, proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity. Historically, actual production levels have validated the BHP Billiton Group’s proved reserves estimated by these methods.
The table below details estimated oil, condensate, LPG and gas reserves at 30 June 2005, 30 June 2004 and 30 June 2003 with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2005, approximately 12 per cent (2004: 17 per cent; 2003: 19 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2004: nil; 2003: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total

Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	329.0	160.7	108.9	598.6

Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)

Total changes	(25.7)	(3.2)	(22.5)	(51.4)

Reserves at 30 June 2004 (c)	300.9	148.8	90.9	540.6
Improved recovery	—	—	—	—
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	—	50.7
Purchase/sales of reserves	(9.2)	—	—	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)

Total changes	(16.2)	34.2	(16.0)	2.0

Reserves at 30 June 2005 (c)	284.7	183.0	74.9	542.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3

BHP Billiton Limited Financial Statements 2005

Supplementary oil and gas information
(a)	In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 12.6 million barrels derived from probabilistic aggregation procedures.

(billions of cubic feet)	Australia/Asia (a)	Americas	UK/Middle East	Total

Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003	4 904.6	147.3	419.0	5 470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)

Total changes	(56.7)	(46.5)	(87.0)	(190.2)

Reserves at 30 June 2004 (c)	4 847.9	100.8	332.0	5 280.7
Improved recovery	—	—	—	—
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	—	204.6
Purchases/sales of reserves	(165.8)	—	—	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)

Total changes	(27.2)	16.1	(87.5)	(98.6)

Reserves at 30 June 2005 (c)	4 820.7	116.9	244.5	5 182.1

Proved developed natural gas reserves
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3
Reserves at 30 June 2004	2 539.7	20.1	310.0	2 869.8
Reserves at 30 June 2005	2 621.4	15.1	239.3	2 875.8

(a) Production for Australia includes gas sold as LNG.
(b) Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c) Total proved natural gas reserves include 190.6 billion cubic feet derived from probabilistic aggregation procedures.
BHP Billiton Limited Financial Statements 2005

Shareholder Information
Twenty largest shareholders as at 27 August 2005 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of	% of
	fully paid	issued
	shares	capital

1 Westpac Custodian Nominees Ltd
2 J P Morgan Nominees
3 National Nominees Ltd
4 Citicorp Nominees Pty Ltd
5 Australian Mutual Provident Society
6 ANZ Nominees Ltd
7 Queensland Investment Corporation
8 Commonwealth Custodial Services Ltd
9 HSBC Australia Nominees Pty Ltd
10 RBC Global Services Australia Nominees Pty Ltd
11 Government Superannuation Office <State Super Fund A/C>
12 RBC Global Services Australia Nominees Pty Ltd <BKCUST A/C>
13 Commonwealth Superannuation Board of Trustees
14 NRMA Group
15 Westpac Financial Services Ltd
16 RBC Global Services Australia Nominees Pty Ltd <RA A/C>
17 Bond Street Custodians Limited
18 INVIA Custodian Pty Limited
19 RBC Global Services Australia Nominees Pty Ltd <MLWSIF A/C>
20 Victorian WorkCover Authority

BHP Billiton Plc	Number of	% of
	fully paid	issued
	shares	capital

1 Plc Nominees Pty Ltd
2 Chase Nominees Limited
3 Mellon Nominees UK Limited <BSDTUSD A/C>
4 HSBC Global Custody Nominee UK Limited <357206 A/C>
5 Chase Nominees Limited <USRESLD A/C>
6 Chase Nominees Limited <BGILIFEL A/C>
7 Nortrust Nominees Limited <SLEND A/C>
8 Mellon Nominees UK Limited <BSDTABN A/C>
9 The Bank of New York Nominees Limited
10 Chase Nominees Limited <PUTLEND A/C>
11 Chase Nominees Limited <LEND A/C>
12 BNY OCS Nominees Limited
13 Prudential Client HSBC GIS Nominee UK Limited <PAC A/C>
14 Nortrust Nominees Limited
15 State Street Nominees Limited <GB01 A/C>
16 HSBC Global Custody Nominee UK Limited <899877 A/C>
17 Stanlife Nominees Limited
18 Vidacos Nominees Limited <FGN A/C>
19 State Street Nominees Limited <SS01 A/C>
20 Chase Nominees Limited <LENDNON A/C>

BHP Billiton Limited Financial Statements 2005

Shareholder Information
Substantial shareholders
BHP Billiton Limited
Nil.
BHP Billiton Plc
By notices provided the Company’s register of substantial shareholdings showed the following interests in 3 per cent or more of the Company’s shares:

	Date of notice	Ordinary shares	%

Old Mutual Plc (1)	29 Aug 03	152 656 921	6.19
Legal & General
Investment Management Ltd	14 Jun 02	75 230 880	3.05

(1)	Old Mutual Asset Managers (South Africa) (Pty) Ltd hold 79 417 870 shares representing 3.22 per cent of the total disclosed for Old Mutual Plc group companies.

(2)	Chase Nominees Ltd holds 75 386 454 shares representing 3.05 per cent of the total disclosed for Franklin Resources Inc & affiliates.
Distribution of shareholders and shareholdings as at 27 August 2004

	BHP Billiton Limited		BHP Billiton Plc
	Shareholders	Shares	Shareholders	Shares
	Numbers %	Numbers %	Numbers %	Numbers	%

Registered address
Australia
New Zealand
United Kingdom
United States
South Africa
Other

Total

	BHP Billiton Limited						BHP Billiton Plc

	Shareholders		Shares (1)		Shareholders		Shares (1)
	Numbers	%	Numbers	%	Numbers	%	Numbers	%

Size of holding
1 — 500 (2)
501 — 1 000
1 001 — 5 000
5 001 — 10 000
10 001 — 25 000
25 001 — 50 000
50 001 — 100 000
100 001 — 250 000
250 001 — 500 000
500 001 — 1 000 000
1 000 001 and over

Total

(1)	One share entitles the shareholder to one vote.

(2)	Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$13.33 as at 27 August 2004 was 6 820.

	BHP Billiton Limited		BHP Billiton Plc
	Shareholders	Shares	Shareholders	Shares(1)
	Numbers %	Numbers %	Numbers %	Numbers	%

Classification of holder
Corporate
Private

Total

BHP Billiton Limited Financial Statements 2005